United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of June 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

2023 Annual Report Pocket Version

Insurance Health Through the Financial Super App, Inter&Co's activities transcend banking barriers and reach the generation of positive impact on several fronts and for multiple audiences, for society, and the environment. Digital account Corporate account Pix Kids Account Credit card Banking Pay order on credit Digital credit card Pix on credit Real Estate Credit Advance of FGTS Payroll Loan Credit More limit savings Vehicle financing Consortiums Credit Investment platform Meu Porquinho (“My Piggybank”) Investe Fácil (“Invest Easy”) Savings Private pension Investments Exchange points for miles Exchange points for dollars Exchange points for a discount on your bill Exchange points for extra cashback Exchange points for cashback directly on your bill Exchange points for investments in Meu Porquinho (“My Piggybank”) Loop Life insurance Pix Insurance More protected card Travel insurance Home insurance Dental plan Pet health plan Telemedicine Shopping Travel Duo Gourmet Recharge Shell Box Cell Phone Plans Gift Card Sustainable Living Shopping & experiences Inter&Co's Annual Report presents the company's results in generating shared value for its various stakeholder groups, contributing to advancement of the ESG agenda by strengthening the integration of governance, people, and environmental issues at the company and its purpose of unlocking possibilities for an intelligent financial life. Looking beyond the horizon, we are excited about the prospects for 2024. We are focused on delivering the second year of our "60-30-30 Plan". Our ongoing quest to drive innovation and technology, which was even the most popular material topic in our stakeholder survey in 2023, will unlock even more possibilities for a smarter financial life for our customers. ESG at Inter&Co Strategic vision driven by technology and innovation Inter&Co offers the Financial Super App: a powerful platform with integrated products and services, designed to meet the needs of the various moments in its customers' lives. Through an unique and transformative ecosystem, Inter&Co unlocks possibilities for a smart financial life. The Super App for your financial life João Vitor Menin Inter&Co CEO Banking products Non-banking products 01 2023 Annual Report | Pocket Version Download the full report

1.200 #SangueLaranjas (internal stakeholders) 3rd Round of Feedback from Stakeholders billion 54.5% 30 million54% 8.1 5% Activation rate (+300bps YoY) Total Gross Revenue (+35% YoY) (-18p.p YoY) Efficiency Index Total number of Customers (+19% YoY) (+5,1 p.p YoY) ROE billion points generated 3.4 5.4 active customers million +Internal workshops +Interviews with stakeholders Alignment with the SDGs The SDG Radar reflects deployment of the priorities identified in the development of Double Materiality in the vision and language of the 2030 Agenda. The more relevant it is to Inter&Co, the more space the SDG has on the Radar. 8.261 stakeholders responded to the online survey 7.061 outside stakeholders The year 2023 was the starting point for the 60-30-30 Plan* and exceptional financial results have already been achieved. The gateway for customers into the world of investments. Inter&Co's points program that provides access to multiple benefits. Meu Porquinho (“My Piggybank”) Loop 1.333.345 customers used the product 44% of customers used Meu Porquinho (“My Piggybank”) as their first investment with Inter&Co. A compass of impact for the company, it defines the main financial, environmental, social, and governance risks and opportunities. 02 2023 *It is a five-year strategic plan that guides the entire company in its quest to reach 60 million customers, achieve an efficiency rate of 30%, and deliver a return on equity (ROE) of 30% by 2027. Launched with success and high customer adoption New products Finance Materiality 2023 Annual Report | Pocket Version Download the full report 10 material topics structured in the Double Materiality Matrix

to open an account 100% free of charge in Brazil 1st digital bank: to integrate marketplace, an investment and insurance platform, global account, and loyalty in the same app 79 The technological foundation of our business model allows us to continue to see beyond the horizon We have revolutionized the financial market, simplifying and innovating in the offer of products and services to operate 100% in the cloud in Latin America 79 We deliver innovation and technology securely. According to Google's principality study (2023) Number 1 in perceived security 03 with a sustainable behavior section in its Super App in Brazil A culture of governance based on transparency, accountability, integrity, and corporate responsibility. of the Board of Directors is made up of independent members 50% Ethics channel available in Portuguese and English, 24 hours a day, seven days a week. Compliance and Integrity policies updated to reflect applicable US regulations. Obtainment of the Pro- Ethics Company seal (CGU) 2022-2023. Innovation and Technology Governance artificial intelligence models implemented in the areas and processes of the business verticals Fraud prevention enhanced with 30 Artificial Intelligence touch points 3.270 Feedback Focus Doing it together Spark #SangueLaranjas incorporating the company's cultural guidelines into their work People 24.200 100% Hours dedicated to training Women in initial leadership positions 46,6% Return to work after ending maternity and paternity leave 2023 Annual Report | Pocket Version Download the full report

+R$16,4 in private social investment +80 projects supported in Call for Volunteers +120 social actions carried out +950 volunteer participations in social actions From 2019 to 2023: 98 articles Blog Podcast Mil Contra +260 thousand views +3.6 million views Social media Personalized Customer Service Journey Internal Tools and Initiatives Inter&Co believes that through financial education it is possible to empower people to make responsible and intelligent decisions in their financial lives. The subject is worked on across the company. through a Working Group (WG) that is developing the Financial Education Policy Governance for Financial Education + guides risk mitigation strategies according to different customer profiles. Financial Education Society 04 97% more eco-efficient on average when compared to the big traditional players energy consumption 97% -98% carbon emissionwater consumption -97% -97% Planet AWS has been offering Inter&Co's cloud infrastructure since 2018. Through AWS Graviton, Inter&Co has achieved better technology performance, significant cost savings, and 60% less energy consumption. Strategic partnerships Our business model is aligned with a low-carbon economy and we are constantly reinforcing this commitment. Since 2019, our GHG Emissions Inventories have been recognized with the Gold Seal (GHG Protocol). Since 2019, we have been offsetting our GHG emissions by purchasing certified carbon credits Measure to act 2023 Annual Report | Pocket Version million Download the full report

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: June 27, 2024

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 132-02847

INTER & Co, INC.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant's executive offices)

Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, Brazil, ZIP Code 30 190-131
Telephone: +55 (31) 2138-7978

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

inter&co

Annual Report 2023



Summary

Navigable document.
Click and be directed to the desired content.

If you have any questions, criticisms or suggestions about the content presented, please contact us by e-mail at:

sustentabilidade@inter.co ir@inter.co



João Vitor Menin
Inter&Co CEO

Message from the CEO

GRI 2-22

The year 2023 was very special for us, as it represented the starting **point of our "60-30-30" plan.** We achieved exceptional financial results, with record revenue and profitability. These achievements reflect our strategy centered on innovation, efficiency, sustainability, and the development of solutions that meet our customers' needs.

Thanks to **technology**, which underpins everything we do, we have been able to expand our solutions in emerging technologies such as Classical and Generative Artificial Intelligence.

During the year, we also successfully launched **new products and solutions** on our financial Super App, including Inter Loop and My Piggybank [Meu Porquinho], which quickly gained the support of millions of customers. These initiatives have **strengthened our position in the market** and contributed to **remarkable growth,** attracting 4 million new active customers.

In addition, we announced a **new visual brand identity**, which consolidated our **positioning as a financial Super App**. This evolution reinforces our ongoing commitment to innovate and transform how people handle their finances. The Financial Super App is a comprehensive solution, capable of offering customers a more connected and intelligent experience, with the tools they need for a better relationship with money.

We believe in a business model that creates value for everyone involved. For this reason, in 2023, we conducted a new stakeholder survey to **renew the materiality of Inter&Co**. Its results will guide a new plan to promote the ESG agenda in a comprehensive manner and integrated into our organizational strategy.

Among the material topics defined in 2023, we highlight **Financial Education**. We worked on the subject across the board: there were 98 articles published on our blog and 3,6 million hits on social media. In addition, we produce web series, podcasts, and tools to train and empower both people and companies with regard to their finances. Through +Valor Social, a project that is part of the corporate volunteering group, our employees have provided financial education training for social institutions, schools, and other audiences.

In 2023, we launched the **Sustainable Living** platform within our Super App, which became one of the vehicles for Financial Education. And it goes further by encouraging sustainable behavior among our customers through various features that allow them to make donations, calculate their estimated carbon footprint, and offset it by purchasing carbon credits. Through the platform, they also have access to telemedicine services, buy from sustainable stores, take part in volunteer programs, and look up free content on digital security and socio-environmental education.

With these initiatives, we reaffirm our commitment as signatories of the United Nations Global Compact Brazil Network, adhering to the Ten Principles of the Global Compact and contributing to building a more balanced and sustainable world. We are also involved in the Minas Gerais SDG Hub and the 2030 Challenge Network, working with other companies committed to developing and supporting initiatives aligned with the UN's Sustainable Development Goals (SDGs).

We are excited about the prospects for 2024 and focused on delivering the second year of our "60-30-30 Plan".

Our ongoing quest to drive innovation and technology, which was even the most popular material topic in our prior stakeholder survey, will unlock even more possibilities for a smarter financial life for our customers.

Enjoy your reading!

João Vitor Menin
Inter&Co CEO



CHAPTER

01

Presentation

Inter&Co, Inc. is the parent holding company of Inter, listed on Nasdaq since 2022. This report presents, in an integrated manner for the year 2023, the financial, social, and environmental results of Inter&Co and its subsidiaries, including Banco Inter S.A. ("Banco Inter").

Inter&Co works with innovation, technology, and security to empower the financial lives of people and companies. In 2015, the company saw dissatisfaction with bank bureaucracy as an opportunity to transform the financial market and, through the digital and technological transformation it has leveraged in recent years, it has facilitated access to banking services in a simple, fair, and complete way.


Um jeito inteligente de cuidar do seu dinheiro.
inter
inter
O Super App da sua vida financeira.
Baixe o Super App

Inter&Co has a new look!

inter&co

The new logo and brand are a reflection of the company's growth, based on integrated Financial Super App solutions that cover different aspects of its customers' lives.

The Super App for your financial life

Inter&Co offers the Financial Super App: a powerful platform with integrated products and services, designed to meet the needs of the various moments in its customers' lives. Through an unique and transformative ecosystem, Inter&Co unlocks possibilities for a smart financial life.



The new version of the Super App was launched at the end of 2023 to further simplify financial management and make the customer experience even smarter.

Banking

Digital account
Pix
Kids Account
Credit card

Credit

Pay order on credit
Digital credit card
Pix on credit
Real Estate Credit
Advance of FGTS
Payroll Loan Credit
More limit savings
Vehicle financing
Consortiums

Investments

Investment platform
Meu Porquinho ("My Piggybank")
Investe Fácil ("Invest Easy")
Savings
Private pension


12:30
inter
Brasil
Global
Loop
Conta Digital
R$ 1.234,00
Pix
Pagar
Cartões
Gift Card
Oferta
Duo Gourmet
Inter Cel
Antecipar FGTS
LOOP
Seu programa gratuito de pontos
Minha vida financeira
Entradas
Saídas
Set
Out
Nov

Shopping and experiences

Shopping
Travel
Duo Gourmet
Recharge
Shell Box
Cell Phone Plans
Gift Card
Sustainable Living

Loop

Exchange points for:

Miles
Dollars
Discount on your bill
Extra cashback
Cashback directly on your bill
Meu Porquinho ("My Piggybank")

Insurance

Life insurance
Pix Insurance
More protected card
Travel insurance
Home insurance

Health

Dental plan
Pet health plan
Telemedicine



Transparent
Partner
Efficient
Socially Responsible
Reliable
Eco-efficient
Innovative and Technological

Impact Ecosystem

Through the Financial Super App, Inter&Co's activities transcend banking barriers and reach the generation of positive impact on several fronts and for multiple audiences, for society, and the environment.

Innovative and Technological

1st digital bank:



- To open an account 100% free of charge in Brazil
- To operate 100% in the cloud in Latin America
- To integrate marketplace, investment and insurance platform, global account, and loyalty in the same app
- With a sustainable behavior section in its Super App in Brazil

79

artificial intelligence models implemented in the areas and processes of the business verticals.

Reliable

Number 1

in perceived security, according to Google's principality study. [1]

Security in transactions/not having your account hacked:

Inter Score	**7.7**
Overall ranking average	7.1

Fraud prevention enhanced with

30 *Artificial Intelligence touch points.*

[1] Source: Google and Quantas Study – Principality Map (2023)

Efficient

R$ 8,1 billion

total Gross Revenue (+35% YoY)

54.5%

efficiency Index (-18p.p YoY)

5%

ROE (+5,1 p.p YoY)

Transparent

- A culture of governance based on transparency, accountability, integrity, and corporate responsibility.
- Obtainment of the Pro-Ethics Company seal (CGU) 2022-2023.
- Public access to periodic financial and non-financial disclosures and institutional compliance with national and international standards.
- Board of Directors with 50% independent members.
- Compliance and Integrity policies updated to reflect applicable US regulations.
- Ethics channel available in Portuguese and English, 24 hours a day, seven days a week.

Partner

Loyalty (Inter Loop)

3,4

billion points generated in the Loop and access to numerous benefits.

Since its creation (june 2023)

- Discounts on the card itself
- Investments
- *Extra cashback on purchases in the marketplace*
- *Cashback in the digital account*
- VIP lounge access at airports
- Dollars in the Global Account
- Points in the TudoAzul Program


inter
R$ 1.234,00
LOOP
Minha vida financeira

Socially Responsible



2019 to 2023:

+R$16,4 million
in private social investment

+80
projects supported in the Call for Volunteers

+950
volunteer participations in social actions

+120
social actions carried out

Sustainable Living in 2023

+R$19,000
in cashback donations from customers to social partners

+50,000
interactions on Financial Education content, making it the most accessed feature on Sustainable Living

Eco-efficient

97%
more eco-efficient on average when compared to the big traditional players[1]

-98%
water consumption

-97%
carbon emission

-97%
energy consumption

[1] The indicators are calculated by collecting the following data from five major financial institutions for the year 2022: Scope 1, 2, and 3 greenhouse gas emissions and water and energy consumption data. The data is collected from the institutions' official sources (RPE - GHG Protocol and Annual Report).

Highlights and recognitions


Check our results
and get ready for 2024!
inter&co
INTR | Nasdaq Listed
Nasdaq

- *Starburst Customer Award Winners*
- 1st place in the Valor Portfolio ranking (Valor Investe)
- Top 3 Digital Banks, Digital Brokers, and Super Apps (iBest)
- Gold Seal (GHG Protocol)
- Pro-Ethics Company 2022-2023 (CGU)
- *World's top fintech companies 2023*
- *Global Workforce Transformation (DIO)*
- Friendly Company Seal (ManoDown Institute)

About the Report

GRI 2-2 GRI 2-3 GRI 2-4 GRI 2-5

Inter&Co's Annual Report presents the holding company's results in 2023 in generating shared value for its various stakeholder groups, contributing to advancement of the ESG agenda by strengthening the integration of governance, people, and environmental issues into the business model and its purpose of unlocking possibilities for an intelligent financial life.

Unless otherwise indicated or the context otherwise requires, all references to "Inter&Co," "Inter," the "Company," or similar terms refer to Inter&Co, Inc., together with its subsidiaries (including Banco Inter S.A. and its subsidiaries); all references to "Banco Inter" refer to Banco Inter S.A., a Brazilian corporation and its subsidiaries.

The materiality that guided its development was drawn up in the year 2023, from the perspective of the Dual Materiality concept. The alignment and proposal of institutional impact in relation to the 2030 Agenda were revisited, according to the connection between the new material topics and the **Sustainable Development Goals (SDGs).**

The economic and financial information and management analyses refer to the Inter&Co's consolidated performance. The financial information is prepared in accordance with the financial statements audited by a third party and published on the institutional Investor Relations website and at the Securities and Exchange Commission of Brazil (CVM). The period of the economic and financial information coincides with that of the other information in this report (base year 2023).
The document was drawn up on the basis of the Global Reporting Initiative (GRI) standards and in compliance with the guidelines relating to the Value Reporting Foundation's main frameworks.

GRI Reporting Framework

The Global Reporting Initiative (GRI) is a pioneering international organization in the promotion of sustainability reports and its initiatives have been consolidated as a worldwide standard used by organizations to translate their environmental, social, economic, and sustainability actions.

Value Reporting Foundation (IIRC + SASB)

The Value Reporting Foundation is formed by the merger of the International Integrated Reporting Board (IIRC) and the Sustainability Accounting Standards Board (SASB), announced in 2021. It has three main instruments to help businesses and investors make strategic decisions and communicate the generation of organizational value: Integrated Thinking Principles, Integrated Reporting Framework and SASB Standards.

In order to guarantee the accuracy and reliability of the informations presented in this report, Inter&Co has sought validation certification by means of an assurance letter. This analysis was carried out by an external and independent audit conducted by Bureau Veritas (BVQI), guaranteeing confirmation of the methodology used to prepare the report and the respective information. The audit process was coordinated by the Corporate Sustainability team, and the content of the report was validated by the members of the Board of Directors and the CEO of the organization. This ensures the transparency and quality of the financial information presented in this report.

If you have any questions, criticisms or suggestions about the content presented, please contact us by e-mail at:

Corporate Sustainability
sustentabilidade@inter.co

Investor Relations
ir@inter.co



CHAPTER

02

Materiality

Introduction

Materiality - of Impact and Double Materiality - aims to identify and prioritize the most relevant issues for the company according to the perception of its stakeholders, contributing to institutional development and the generation of shared value by guiding the prioritization of the main financial, environmental, social, and governance risks and opportunities, thus becoming a compass of impact for the institution.

Inter&Co's materiality review has been carried out every two years since 2019 and reflects the changes and developments in institutional governance and the company's growth.

1st Listening[1] 2019

1,346 stakeholders

949 external stakeholders

397 employees

2nd Listening[1] 2021

6,407 stakeholders

5,550 external stakeholders

857 employees

3rd Listening[1] 2023

8,261 stakeholders

7,061 external stakeholders

1,200 employees

In 2023, following the evolution of the business, the concept of Double Materiality was adopted, which expands the previous vision that was restricted to perception of the impacts of the business for internal and external stakeholders, **deepening the understanding of the convergence of ESG factors that impact on the company financially** and that are affected by its operation.

[1]Engagement results associated with the online survey research method.

Materiality 2023 in the spotlight

GRI 3-1

Double Materiality was defined through application of quantitative and qualitative methodologies structured in three stages:

1. **Online survey for all stakeholders**
2. **Qualitative workshop with senior management and other strategic employees**
3. **Integration of the prior stages**

In addition, 7 in-depth interviews were carried out with external stakeholders who are strategic to the business and internal stakeholders from senior management and board members, with the objective of validating the results presented and deepening the vision of risks and opportunities on the material topics, providing more strategic input for Inter&Co's ESG Strategy for the next two years.

1 Online survey for all stakeholders

1.1 - Benchmark

A survey was carried out of priority topics among organizations with business models similar to Inter&Co's, from the perspective of analysis of materiality, in the domestic and international contexts, a process presented on the next page.

23 Companies were analyzed

6 International

8 Domestic

9 Domestic and International

Category of the companies analyzed during the Benchmark

- 39% Physical banks
- 22% Digital banks
- 9% Investment brokers
- 9% Insurance brokers
- 9% *Marketplaces*
- 4% Companies offering accounts in different currencies
- 4% Means of payment companies
- 4% *Companies offering cashback and points*

1.2 - Analysis of documents and processes

In order to define the topics that would be consulted in the Stakeholder Listening Session, public documents relating to the company's Strategy, the Social, Environmental, and Climate Risk Policy (PRSAC), the GRSAC Report (Social, Environmental, and Climate Risks and Opportunities Report), the Risk Management Report - Pillar III[1] and an in-depth analysis of all the processes related to identifying the main social, environmental, and climate risks and the potential negative impacts of Inter&Co's operations.

1.3 - Application of the survey

The survey was made available online on the company's LinkedIn for anyone who wanted to respond, and sent widely to 17 groups of stakeholders of the company.

The aim was to identify the 10 most important topics for the organization from the group of 25 topics defined by benchmarking and analysis of internal documents related to the main risks of the business model.

[1] The risk management report - pillar iii covers inter&co's risk management related to: liquidity, credit, counterparty credit, securitizations, market and irrbb, operational, information security, business continuity, legal and compliance issues, image, reputation, strategy, and business.

Stakeholders Invited:

Clients	Sustainability Experts	Rating Agencies
Employees	Investment Analysts	Representative Entities
Shareholders	Board Members	Regulatory Bodies
Company	Media	Government
Suppliers	Auditors	Labor Unions
Institutional Partners	Competitors	Neighboring Areas
Outsourced Workers		

The information was collected in accordance with the guidelines of the General Data Protection Act (LGPD).

1.4 - Data processing

As this was a representative sample survey, statistical analysis* was carried out to adjust the weights of the responding stakeholder and ensure that all responses were considered to have the same degree of importance.

After statistical analysis, the teams involved in the process prioritized all the internal and external stakeholder groups consulted by defining weights per stakeholder group. After this process, a list of Inter&Co's 10 material topics was identified.

2 Qualitative workshop with top management and other strategic employees

Holding of group learning activities

33 officers, superintendents, and other strategic employees took part, in different shifts, in a face-to-face workshop to discuss the 10 material topics for the organization, defined in stage 1, and to classify the financial and social and environmental impact of each topic.

In addition to the workshop, a form was also widely shared with senior management to capture their views on the financial and social and environmental impact of each of the material topics.

3 Integration of the previous steps

The systematized responses from the face-to-face workshop and the financial and social and environmental impact analysis form answered by senior management were used to create the Double Materiality.

[1] A Generalized Linear Model (GLM) was applied with a binomial family (i.e. logistic regression), seeking to adjust for the binary nature of the responses. The result of the GLM adjustment was used to estimate the global averages for each topic, considering all the categories, along with their respective 95% confidence intervals.

Below, the Inter&Co Double Materiality Matrix shows, on the X axis, the perception of how much the issues impact on the business financially and, on the Y axis, the perception of how much the issues impact on society and the environment through business operations.


Impact on society and/or the environment
Financial impact

10 priority topic for Inter&Co

GRI 3-2

- Innovation and technology
- Customer experience
- Risk Management
- Institutional integrity
- Information security and privacy of personal data
- Employee health, well-being, and safety
- Sustainable products, services, and processes
- Financial education
- Sustainable investment
- Responsible corporate and individual behavior and practices

The evolution to the Double Materiality methodology will make Inter&Co's ESG Integration even more precise and comprehensive.

This methodology makes it possible to analyze the financial and socio-environmental risks and opportunities of the business in a more targeted way, bringing the ESG Strategy closer to the Corporate Strategy in general, since it involves the relevant stakeholders in a more meaningful way.

Compared to the materiality of 2021, the material topics defined in 2023 have been increased from 8 to 10. Of the 10 topics, 5 remained as material, while another 5 were new, which were: Sustainable investments; Risk management; Sustainable products, services and processes; Employee health, well-being, and safety; and Responsible individual and corporate practices and behavior.

Integration with the 2030 Agenda

Since 2020, Banco Inter is a signatory to the UN Global Compact and is committed to working towards the Sustainable Development Goals (SDGs). In this context, it is important to relate the strategic drivers of sustainability, represented by materiality, to the SDGs, which present the main global challenges for sustainable development.

For this reason, analytical work was carried out to align institutional priorities with the goals of the 2030 Agenda, so that the material topics and their financial and socio-environmental impact chains would reflect Inter&Co's vision of its contribution to achieving the SDGs. This convergence was structured on the basis of five stages and was based on linking the material indicators to the SDG targets.

Steps of Definition of the SDG Radar:

1. Identification of the SDG targets that are connected to the GRI indicators material to business, according to the guidelines of the Global Reporting Initiative (GRI).
2. Complementing the previous stage by adding internationally recognized market benchmarks and impact taxonomies to the identification of connections.
3. Qualitative analysis of the consistency of the results of the previous stages, i.e. whether the SDG targets defined for Inter&Co's material topics are consistent with the institutional strategy.
4. Mathematical analysis to define the SDG targets most aligned with company's impact chain.
5. Visual expression of the mathematical results for understanding the priority SDGs through the creation of the SDG Radar.

48 SDG targets aligned with Inter&Co's matrix of material indicators.

Strategic Alignment Radar to the SDGs

The SDG Radar reflects deployment of the priorities identified in the development of Double Materiality in the vision and language of the 2030 Agenda.

The more relevant it is to the company, the more space the SDG has on the Radar.


inter&co


8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
5 GENDER EQUALITY
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
17 PARTNERSHIPS FOR THE GOALS
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
4 QUALITY EDUCATION
1 NO POVERTY

10 main SDG targets that are aligned with the business impact chain

- **8.10** Strengthen the capacity of national financial institutions to encourage expansion of access to banking, insurance, and financial services for all.
- **8.8** Protect labor rights and promote safe and secure working environments for all workers, including migrant workers, in particular migrant women, and people in precarious employment.
- **8.3** Promote development-oriented policies that support productive activities, decent job creation, entrepreneurship, creativity and innovation, and encourage the formalization and growth of micro, small and medium-sized enterprises, including through access to financial services.
- **17.3** Mobilize additional financial resources for developing countries from multiple sources.
- **16.7** Ensure responsive, inclusive, participatory, and representative decision-making at all levels.
- **10.2** By 2030, empower and promote the social, economic and political inclusion of all, regardless of age, gender, disability, race, ethnicity, origin, religion, economic, or other status..
- **8.5** By 2030, achieve full and productive employment and decent work for all women and men, including young people and people with disabilities, and equal pay for work of equal value.
- **16.6** Develop effective, accountable, and transparent institutions at all levels.
- **16.5** Substantially reduce corruption and bribery in all its forms.
- **10.4** Adopt policies, especially fiscal, wage, and social protection policies, and progressively achieve greater equality.

For 2024, Inter&Co will evolve in the creation and reporting of indicators related to Double Materiality and the ESG Radar.

Materiality Management

GRI 3-3 GRI 2-29

Inter&Co is a living ecosystem with the purpose of unlocking possibilities for an intelligent financial life, which transforms, evolves, and innovates every day to continuously understand and meet the points of view and demands of our various stakeholders in relation to the business.

The exponential growth in the number of clients and the diversification of products and services in an innovative way represent an even greater context of responsibility and commitment to its stakeholders. For this reason, the continuous updating of Materiality is necessary, since it guides the sustainability strategy in a consistent manner and directed by the business verticals.

In order to be more assertive in incorporating sustainability into its business strategy, Inter&Co is working on ESG Integration, which, in line with our cultural drivers - **Focus, Feedback, Spark, and Doing It Together** - incorporates materiality and environmental, social and governance risks and opportunities into the company's processes, projects, policies, products, and services. This work is carried out on three levels:

1. Strategy

For this level, internal consulting work is carried out by the Corporate Sustainability area with the leaders of the business verticals based on two processes: benchmarking the main risks and opportunities related to Materiality for each of the business verticals and systematizing and creating action plans for gaps from the perspective of ESG initiatives (questionnaires, ratings, indexes, and frameworks).

2023 in the spotlight:

- **Launch of the Sustainable Living platform in the Super App**
- **Creation of the Financial Education WG**
- **Partnership with Holu Energia to offer photovoltaic panels to business clients (condominiums).**

2. Operational and Tactical

At this level, the risks and opportunities of each of the materiality topics are inferred in the processes, projects, and products of the areas or sectors that support the business verticals, including the issuing of an opinion for all new products from the perspective of the material topics and the integration of ESG practices with management by results.

3. Granular

With a focus on literacy and the horizontal dissemination of sustainability throughout the company, training and intra-entrepreneurship aimed at ESG Integration are offered.

2023 in the spotlight:

Sustainability Catalysts

An intra-entrepreneurship project that offers monthly one-hour meetings in which participants are trained on Materiality and Agenda 2030 topics. The aim is to bring these topics into the company's organizational culture and infer diagnoses of gaps by registering impactful intrapreneurial ideas that mitigate risk and/or enhance ESG opportunities. In 2023, a total of 8 meetings were held. Check out the highlights below:

Other group activities during the year

In order to broaden the participants' view of how companies from other sectors include sustainability in their strategy, Isis Batista, Sustainability Manager at the Tauá Group, was invited to talk about her experience in the hotel sector.

A technical visit was also made with the Inter Volunteer group to AngloGold Ashanti's Environmental Education Center (CEA), where the participants were immersed in an environmental reserve in Nova Lima.


inter

Through a technical visit to Inter&Co's office to understand the building's Renewable Energy differentials, led by Catalyst Pedro Quadros, the Catalysts had the opportunity to go up to the terrace to observe and learn about the photovoltaic panels that are part of the building's eco-efficiency differentials, which have the Leed Gold Seal.

Annual Award for the Most Innovative Idea

The program also awards an annual prize for the most innovative idea. In 2023, employee Pedro Quadros won an award for his energy efficiency projects, in the chapter Natural.



CHAPTER

03

Governance

Inter&Co is a holding company incorporated in the Cayman Islands and registered with the US Securities and Exchange Commission (SEC) and as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM).

Its class A shares are traded on the Nasdaq and provide backing for Level 2 BDRs (Brazilian Depositary Receipts) listed on B3.

GRI 2-1

Inter&Co adopts a governance approach committed to the best practices recommended by the market. Through its governance bodies, such as the Board of Directors and its committees, the company incorporates the principles of environmental sustainability, social responsibility, and governance (ESG) in the analysis of business risks and opportunities, seeking to guarantee protection of the interests of shareholders, clients, and other stakeholders.

GRI 2-12

Inter&Co's leadership is committed to a culture of governance based on transparency, accountability, integrity, and corporate responsibility.

The Company seeks to comply with the regulatory parameters of the markets in which it operates, following Nasdaq rules, the rules applicable to foreign issuers registered with the U.S. Securities and Exchange Commission (SEC), and the Brazilian Securities and Exchange Commission (CVM) (category A), as well as the B3 rules applicable to issuers with a Level 2 BDR program.

Inter&Co's quarterly and annual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). The financial and management analyses disclosed by the company are also prepared in accordance with these standards.

Governance of Inter&Co

Inter&Co's Board of Directors is the group's main governance body, playing a strategic role in the business. Inter&Co's Board of Directors has an Audit Committee, a corporate body made up exclusively of independent members of the Board.

Banco Inter, in turn, has its own governance structure, made up of its own Board of Directors, Audit Committee, Risks Committee, and People and Compensation Committee, in accordance with the rules of the Central Bank of Brazil, as well as other non-statutory advisory committees on technical matters. Banco Inter's statutory committees also include independent members of Inter&Co's Board of Directors.

This solid governance structure strengthens strategic decision-making, ensuring that the interests of shareholders, clients, and other stakeholders are protected.

Over the years, Inter&Co's commitments have been translated into a constant evolution of corporate governance guidelines and market positioning. See the following pages for a timeline of Inter&Co's main corporate governance milestones.

2016-2017

- Banco Inter's application for registration as a public **company with the CVM.**
- Setting up of Banco Inter's **Audit Committee.**
- Formalization of the Board of Directors responsible for **Corporate Governance.**
- **Improved governance rules** with changes to the duties of the Shareholders' Meeting and the Management bodies.

2018

- **Banco Inter goes public - IPO on B3.**
- Listing on B3's Corporate **Governance Level 1.**
- Creation of the **Investor Relations** Department.
- **Election of two new independent members** to the Board of Directors (28.6% independent).
- **Creation of statutory committees** to advise the Board of Directors.

2019

- **Follow-on:** R$1,2 billion in B3, with the entry of a strategic shareholder and an independent board member.
- Listing on **Level 2 of Corporate Governance** at B3, complying with all the Novo Mercado rules, except for the maintenance **of preferred share**s, due to the rules applicable to the control of Brazilian financial institutions.
- The Board of Directors now has **37.5% independent members.**
- **Affiliation with the IBGC** with the aim of intensifying Banco Inter's integration with the best market practices in Corporate Governance.
- Hiring a **Governance Portal.**
- Creation of the **Corporate Sustainability** area.

2020

- **Follow-on:** R$ 1,2 billion on B3 (Corporate Governance Level 2).
- **Election of a woman** to Banco Inter's Board of Directors.
- Publication of the first **Banco Inter Annual Report**, following the standards of the Global Reporting Initiative (GRI).
- Launch of **Banco Inter's Emissions Inventory** in the GHG Protocol's Public Emissions Registry.
- **Restructuring of the Statutory Advisory Committees** to the Board of Directors.

2021

- **Follow-on:** R$ 5 billion in B3 (Corporate Governance Level 2), with the entry of a new strategic shareholder and an independent board member.
- **Launch of the Inter Diverso Diversity Program.**
- **Entry into the MSCI Index**: BB rating.
- **Setting up of the Statutory Audit Committee**, regulated by Bacen and CVM..
- **Entry into B3 indices:**
  (i) Bovespa Index (number of trades and financial volume)
  (ii) MLCX Index (companies with the highest capitalization on B3)
  (iii) BRX100 Index (tradability index);
  (iv) Carbon Efficient Index - ICO2 (transparency on emissions and preparation for a low carbon economy).)
- **Best ESG Award in the Financial/Banks** - Midcap sector by Institutional Investor.
- **Creation of a Compliance Program**, with a focus on improving existing practices.
- Start of participation in the **Investors for Climate Initiative (IPC).**

2022

- **Migration of the shareholder base** of Banco Inter, then traded on B3, to Inter&Co, with the listing of shares on Nasdaq..
- **2 regulatory structures for Inter&Co:** SEC/Nasdaq registration (USA) and CVM registration (Brazil).
- Evolution in the **MSCI Index to BBB.**
- Setting up of the **Audit Committee** within Inter&Co (SOx Compliance).
- **Restructuring of Banco Inter's Statutory Committees** with the participation of independent members of Inter&Co's Board of Directors.
- **Launch of new institutional pages** on Governance, Sustainability, Privacy, and Integrity, bringing greater transparency to Inter&Co's practices.

2023

- New independent members join Inter&Co's Board of Directors, **including one more woman and a foreign board member.**
- *Inter&Co's Board of Directors is now composed of* **50% independent members.**
- Banco Inter was **awarded the Pro-Ethics Seal** by the Office of the Comptroller General (CGU).
- **Updating the Compliance and Integrity Policies** to reflect applicable US regulations
- Approval of the **Insider Trading Policy** and the **Clawback Policy.**
- **Launch of the new Investor Relations, ESG, and Governance page**, with improvements in the disclosure of information.


Nasdaq

Governance Structure GRI 2-9

Inter&Co

- Board of Directors
- Audit Committee
- Executive Officers

Banco Inter

- Board of Directors
  - Audit Committee
  - Risk and Compliance Committee.
  - Personnel and Compensation Committee.
  - Executive Board

Governance structure

GRI 2-9

Board of Directors

GRI 2-12

Inter&Co's governance structure is based on the Board of Directors, the Audit Committee, and the Executive Board.

The members of these bodies have been carefully selected to ensure extensive experience in the financial sector, strategic management skills, and knowledge of economics. In addition, a variety of profiles and skills are sought, including specializations in technological innovations, finance, operations, emerging business models, risk management, and ESG practices.

The Board is responsible for defining the general direction of Inter&Co's business. This includes electing the Executive Board and assigning its functions, organizing and appointing the members of advisory committees in relevant areas, supervising the preparation of financial statements, appointing independent auditors, directing the focus and monitoring the business strategy, including the budget structure, making investments and defining the macro structure of long-term incentives and compensation.

In 2023, the Inter&Co Board was made up of 10 members, half of whom were independent.

- **Rubens Menin Teixeira de Souza** Chairman
- **Maria Fernanda Nazareth Menin Teixeira de Souza Maia**
- **José Felipe Diniz**
- **Leonardo Guimarães Corrêa**
- **Cristiano Henrique Vieira Gomes**
- **Luiz Antônio Nogueira de França** Independent Member
- **André Guilherme Cazzaniga Maciel** Independent Member
- **Antonio Kandir** Independent Member
- **Claudia Farkouh Prado** Independent Member
- **Todd Crawford Chapman** Independent Member

The CEO of Inter&Co and Banco Inter is not a member of their respective Boards of Directors. This solid governance structure ensures the quality of strategic decision-making, accountability, and transparency in the management of Inter&Co's business.

GRI 2-11

Executive Board

The Board of Directors of Inter&Co may assign powers to an Executive Board in accordance with the laws of the Cayman Islands and as provided for in Inter&Co's Memorandum & Articles of Association. The body delegated powers to Inter&Co's Board of Directors by approving the Board's internal rules and defining the scope of its actions, formalized in the minutes of the Board of Directors' meeting.

Inter&Co's Executive Board is made up of 8 elected officers, who can be dismissed at any time by the Board of Directors.

Board members

- **João Vitor N. Menin T. de Souza**
  CEO of Inter&Co and Banco Inter
- **Alexandre Riccio de Oliveira**
  Senior Vice-President of Inter&Co Retail Banking
  Vice-President of Banking at Banco Inter
- **Ray Tarick Pereira Chalub**
  Executive Director of Operations at Banco Inter
- **Priscila Salles Vianna de Paula**
  Inter&Co Chief Client Officer
  Chief Client and Retail Officer at Banco Inter
- **Helena Lopes Caldeira**
  Chief Strategy and Financial Planning Officer of Inter&Co
  Executive Director of Finance at Banco Inter
- **Santiago Stel**
  Senior Vice President of Risk Finance (CFO) at Inte&Co
- **Guilherme Ximenes**
  Chief Technology Officer (CTO) at Inter&Co
  Executive Director of Information Technology of Banco Inter.
- **Ana Luiza Franco Forattini**
  Chief Legal, Governance, and Compliance Officer at Inter&Co
  Legal, Compliance, and Ombudsman Director at Banco Inter

Other Inter Group officers:

- **Marco Túlio Guimarães**
  Chief Wholesale Officer at Banco InterDiretor
- **Thiago Garrides**
  Chief Risk and AML Officer at Banco Inter
- **Mauro França Rangel**
  Chief Credit and Collection Officer at Banco Inter
- **Flávio Ramos Queijo**
  Chief Real Estate and Payroll Loan Officer at Banco Inter
- **Thaís Leite Lemos**
  Chief People and Culture Officer at Banco Inter
- **André Guilherme Henriques Caram**
  Chief Institutional and Win Investments Officer at Banco Inter
- **Rodrigo Teodoro Martins de Gouveia**
  CEO da Inter Marketplace Intermediação de Negócios e Serviços Ltda.
- **Paulo Vitor Marques Padilha**
  CEO of Inter digital Insurance Broker S.A.
- **Sebastião Luiz da Silva**
  Chief Commercial Officer at Banco Inter
- **Lucas de Souza Bernardes**
  Chief Information and Data Security Officer at Banco Inter
- **Janderson de Miranda Facchin**
  Interim Controller at Banco Inter
- **Rafaela Vitória**
  Chief Economic Research Officer at Banco Inter
- **Tiago de Almeida Machado**
  Chief Digital Products Officer at Banco Inter

The organizational documents of the other legal entities in the group, including Banco Inter, contain details of the powers of the existing management bodies. In general, all terms of office are a unified two (2) years, with re-election permitted.

Committees

Inter&Co

Inter&Co has the Audit Committee as a statutory advisory committee, composed exclusively of independent members of the Board of Directors. This committee is responsible for monitoring the integrity of the financial statements, internal controls, internal auditing, the qualification and independence of the independent auditors, the company's ethical compliance and compliance with legal and regulatory requirements, as well as monitoring transactions with related parties. The Audit Committee's work at a strategic level is fed by reports on work carried out by non-statutory subcommittees.

Banco Inter

Within Banco Inter, there are three statutory committees: Risk and Compliance Committee, Audit Committee, and People and Compensation Committee.

The Risk and Compliance Committee is made up of an independent member of the Board of Directors and plays a crucial role in promoting and ensuring application of risk management guidelines and strategies. Its responsibilities include monitoring the Compliance Index, as well as overseeing the management of financial crime and fraud risks.

The Audit Committee is made up of three independent members. This committee is in charge of reviewing the financial statements in advance, monitoring the quality and integrity of the internal control mechanisms applicable to the financial information disclosed, assessing the effectiveness of internal and independent audits, recommending the hiring of independent auditing services, maintaining corporate governance standards, assessing the appropriateness of transactions with related parties, and the conformity of Banco Inter's actions.

The People and Compensation Committee, made up of one independent member, is responsible for drafting, reviewing, and supervising implementation of the Compensation Policy. The committee is also responsible for the policies and procedures for the assessment, appointment, and succession of officers and directors, as well as for monitoring recruitment for strategic positions, development of the organizational structure, the corporate culture, and the strategy for targets and variable compensation.

This structure of statutory committees at Banco Inter guarantees solid governance and provides expert oversight in key areas of the business, ensuring compliance with regulatory standards and strategies aligned with Inter&Co's objectives.

Appointment and development of members of the Board of Directors

GRI 2-10 GRI 2-17

The members of the Inter&Co Board of Directors are elected at the General Meeting, in accordance with the criteria established in the Policy for the Appointment and Assessment of Officers and Directors and rules applicable to Inter&Co. The People & Culture area, together with the People and Compensation Committee, is responsible for identifying, recruiting, and selecting candidates, with the support of the Executive Board. The current Chairman of Inter&Co's Board of Directors, Rubens Menin, does not hold an executive position at the holding company or its subsidiaries.

The Inter&Co body is made up of a set number of members, established by the Board itself, with a minimum of three (3) members and minimum independence criteria. According to Inter&Co's Memorandum & Articles of Association, 20% of the total number of board members must be independent, or at least two (2) board members, whichever is greater. In the meantime, Inter&Co has undertaken to achieve a composition with an equal number of independent and non-independent members within one (1) year from the date of listing on Nasdaq.

The Integration Program, developed by the Corporate Governance and People & Culture areas, is aimed at new members of senior management and advisory committees, so that they become familiar with strategic information related to Inter&Co's business, the functioning of the governance structure and the policies, rules, and responsibilities applicable to their work. Onboarding includes meetings with executives and stakeholders. In addition, governance board training is provided for secretaries and committee coordinators, including the use of the governance portal.

In addition to the Integration Program, members of senior management take part in training and continuing education programs, developed according to the needs of the institution and the development plan of each executive, focusing on the desired competencies and skills, as well as the organizational culture.

In 2023, **11 meetings** were held with the Inter&Co Board of Directors.

7 strategic meetings (in-person) to approve financial statements and results disclosure materials

4 meetings to approve financial statements and results disclosure materials

All members attended the meetings held in the 2023 fiscal year.

13 Was the number of times the Audit Committee met.

Performance evaluation of the Board of Directors

GRI 2-18

Every year, Inter&Co carries out a comprehensive evaluation of the performance of the Board of Directors. The aim of this evaluation is to ensure continuous improvement in the functioning of the body, encouraging professionalization, diversity, and meeting the expectations of stakeholders, **strengthening transparency and accountability.**

The evaluation of the Inter&Co Board of Directors is conducted considering quantitative and qualitative criteria, which cover compliance with institutional policies and initiatives, as well as best corporate governance practices. Based on the results, concrete measures are implemented to improve the board's performance, including improvements in communication and decision-making processes, definition of agendas and organization, integration with statutory committees and key areas.

In addition to the evaluation of the corporate body as a whole, the process includes a general peer evaluation and individual self-evaluations. The Corporate Governance Subcommittee is responsible for **providing methodological and procedural support for the evaluation process**. This committee also discusses the results obtained and the respective improvement actions.

Through this continuous evaluation process, Inter&Co seeks to ensure that the Board of Directors is always improving its performance, promoting efficient governance and reinforcing stakeholder confidence in the organization.

Risk Management

GRI 3-3

Risk management and control at Inter&Co is carried out using processes, methodologies, and tools to identify, assess, measure, treat, monitor, and report, both at an individual and aggregate level, all exposures to risks considered material or a priority by the company. This process takes place proactively and prospectively, based on a proper understanding of the types of risk, their respective characteristics, and interdependencies and their potential impact on the business.

Inter&Co's risk governance establishes clear roles and responsibilities for risk management at the various levels and approval ladders and is led and supervised by areas that act independently, with structures suited to the complexity of the company's activities and strategy.

The structure of reports and committees is defined in accordance with corporate standards and aims to provide information and monitoring for the continuous improvement of risk management. The progress and/or evolution of the risk profile and response plans for risk mitigation are reported in the main forums.

Risk Management Model

The risk management approach adopted by Inter&Co, in line with market practices, is based on **three lines of defense:**

1 **At the forefront are the commercial and operational areas**

the risk owners - responsible for the activities that give rise to the risks. It is up to them to adopt the necessary monitoring and controls to mitigate risks in a timely manner.

2 **In the second line are the control functions (risk, compliance, and internal controls)**

Which are responsible for providing expert advisory support and confirming that the treatments and controls implemented by the first line of defense are in line with the risk appetite.

3 **Internal auditing**

Whose role is to act more broadly and independently in confirming adherence to the organization's guidelines.

The Board of Directors overseeing impact management

GRI 2-12 GRI 2-13

The actions of the Board of Directors are fundamental to ensuring that Inter&Co's activities meet high standards of social and environmental responsibility and to guaranteeing the adoption of effective risk management practices. To this end, the body maintains an ongoing dialog with its main stakeholders, which allows it to gain a thorough understanding of the potential impacts and risks associated with the business.

The highest governance body must consider the results of these conversations by carefully analyzing the information collected through internal and external surveillance and review mechanisms of the company's practices and policies. The results of these processes must be taken into account when making strategic decisions, so that the organization can adopt more responsible practices in economic, social, and environmental terms, minimizing risks and maximizing opportunities.

In addition, the executives regularly report to Inter&Co's Board of Directors at ordinary meetings or on demand, on the management of the organization's impacts on the economy, the environment, and people.

The frequency of these meetings varies depending on the complexity of impact management and the needs of the organization. Generally, the reports are presented at ordinary meetings of the Board and can be requested on an ad hoc basis if the need arises.

This is expected to ensure effective management of impacts in all areas of the organization and transparent and constant communication between senior executives, other employees, and the Board..

Social, Environmental, and Climate Risk Management

Social, Environmental and Climate Risk is defined by CMN Resolution 4,943 as the possibility of losses for institutions arising from social, environmental, or climate-related damage. In this context, Inter&Co has established, through its **Social, Environmental, and Climate Responsibility Policy (PRSAC)**, principles and guidelines that guide its practices regarding sustainability, responsibility, and management of the risks covered by the Resolution.

Inter&Co's risk management approach, presented in the sections above, integrates social, environmental, and climate risk management. In addition, the principles of Proportionality and Relevance are applied to risk management of this nature, observing its reality and drawing up rules compatible with the size and complexity of its operations.

Inter&Co's Board of Directors monitors information on social, environmental, and climate risk through the Monthly Risk Report, prepared by the Operational Risks and Internal Controls area.

This report is shared with the members of the Board of Directors on a recurring basis and the most strategic aspects are included in the agenda discussed during Board meetings. In addition, actions relating to social, environmental, and climate risk management are discussed on a weekly basis through reports to the Risk Board, and on a semi-monthly basis at meetings of the Risk and Compliance Committee.

Business Plan Stress Test

FN-CB-550a.2

In line with Central Bank of Brazil Resolution 4,557, Banco Inter, as leader of the prudential conglomerate, carries out an annual stress test which, through simulations of extreme economic and market conditions, identifies potential offenders to the business and assesses solvency and capital adequacy in these scenarios. Performance of this test is incorporated into the company's capital planning and strategic planning, and its results are presented to the Board of Directors.

The economics department supports the test, estimating the macroeconomic variables for each stress scenario through a qualitative analysis of the Brazilian and global situation and historical and hypothetical elements. In order to define the stress scenario and sensitivity analysis, **the main risks and the most relevant portfolios are observed, always taking into account the institution's risk appetite.**

Subsequently, the stress scenarios are used to sensitize the budgeted balance sheets, the results, and the capital plan projected in the base scenario, for it to be possible to confirm the adherence of strategic planning and the organization's ability to operate at adequate levels of liquidity and capital, even in adverse scenarios.

Both in the stress scenario and in the sensitivity analyses applied to the capital planning base scenario, the possible impacts on the institution's Basel Index and Capital Margin were checked, assessing solvency and compliance with the minimum capital requirements defined by the regulator. **In all the capital assessment scenarios applied, the Basel Index was higher than the regulatory minimum, demonstrating the soundness of its strategic and budgetary planning.**

The company constantly monitors the risks that may affect the adequacy of its capital and liquidity in accordance with its internal and regulatory standards.

Ethics and Integrity

FN-IB-510b.4 GRI 2-23 GRI 2-24 GRI 3-3

Inter&Co's Compliance area is structured according to the three lines of management model devised by The Institute of Internal Audit (IIA), whose governance is based on risk management and control structures and processes defined with the aim of ensuring regulatory compliance, stakeholder trust, and the strengthening of Inter&Co's governance culture and maturity.

Compliance has institutional reporting procedures that aim to guarantee the proper management and governance of issues related to legal compliance and corporate integrity. Through bodies such as the Risk and Compliance Committee, the Ethics Committee, and other tactical and operational forums (Committees), the activities of specific areas and their compliance environment are duly reported. Compliance also reports directly to the Audit Committee and the Board of Directors.

The Compliance area has two specialized verticals:

Regulatory: the aim is to ensure institutional regulatory compliance in each of Inter&Co's segments:

- **Regulatory/Legislative Monitoring and its impacts**
- **Relationships and interactions with Regulators and Self-Regulators**
- **Regulatory risk assessment**
- **Non-conformity management and corrections**
- **Product Governance**
- **Projects of regulatory adherence and propositional agenda**

Integrity: this operates throughout Inter&Co and its purpose is to guarantee the application and effectiveness of the pillars of the Compliance Program.

Compliance Program

Inter&Co's Compliance Program was designed in line with Law 12,846/2013 and its regulation by Decree 11,129/2022 (Regulations of the Anti-Corruption Law), with the Foreign Corrupt Practices Act/USA, with the UK Bribery Act 2010/UK, in publications of the US Department of Justice and in the Anti-Corruption Law of the Cayman Islands, in order to meet all the legal requirements, local and international good practices, as well as the anti-corruption measures adopted by Inter&Co.

Managed by the Compliance area, the Program was established through a set of guidelines and initiatives based on the pillars of prevention, detection and response to any inappropriate or unethical actions, harmful acts, or non-compliance with laws, regulations, and internal standards that could damage the company's assets, reputation, and/or image.

The Program is applied and updated according to the characteristics and risks of each area of activity, and its initiatives are supported and endorsed by senior management and by the constant strengthening of the culture of integrity.

In 2023, Banco Inter was awarded the Pro-Ethics Company Seal, issued by the Office of the Comptroller General (CGU) in collaboration with the Ethos Institute, for the 2022-2023 cycle. The Seal not only recognizes, but also increases the visibility of Banco Inter as a company that is actively committed to building a more ethical, honest, and transparent environment through effective measures aimed at preventing, detecting, and correcting improper practices.

Pillars of the Compliance Program

- Governance and Culture
- Code of Conduct and compliance policies
- Communication and training
- Ethics Channel
- *Third Party Due Diligence*
- Monitoring and testing
- Internal investigations
- Non-conformity management
- Reports
- Compliance risk assessment

Rule Standardization System

GRI 2-23 GRI 2-24

One of the pillars of Inter&Co's Compliance Program is the structure of the **Compliance Policies**, supported by the **Code of Conduct and Ethics.** This pillar is responsible for setting guidelines and maintaining compliance of internal procedures with the entire legal and regulatory system, both national and international, and for ensuring that business follows ethical and sustainable standards.

In order to properly formalize internal rules, Inter&Co has a system that standardizes the drafting, updating, approval, dissemination, and archiving of internal regulatory instruments (policies, standards, and work instructions), managed by the Click Compliance platform. Its aim is to formalize the organization's governance, processes, and procedures, reducing errors and operational losses, disseminating information, ensuring compliance and business continuity and adherence to existing regulations.

Each rule establishes the hierarchical levels required for approval, with the levels defined by internal guidelines and national and international regulatory requirements. The more strategic the document, the higher the hierarchical level required for approval, with the Board of Directors, for example, approving the most relevant policies.

The system serves Inter&Co globally, bringing together the main rules in Portuguese and English and seeking understanding and compliance by all stakeholders. It also guarantees control of the versions of the documents, so that all the normative instruments are revisited and updated at most every twelve months, seeking continuous improvement and reflecting the company's dynamism.

The rules are disclosed to the internal public, and contracts signed with third parties (domestic and international) have compliance clauses on anti-corruption practices and on awareness of an agreement with Inter&Co's policies.

Code of Conduct and Ethics GRI 2-23

Inter&Co's Code of Conduct and Ethics was based on the aim of guaranteeing ethical management and action by establishing guidelines aimed at the credibility and security of the institution's relations.

The Code defines requirements for the conduct of all employees, managers, trainees, third parties, and suppliers, and serves as the basis for internal policies, procedures and guidelines, which provide further guidance on expected behavior. In addition to complying with the Code of Conduct and Ethics, **it is everyone's duty to act with commitment and in accordance with the other policies in force,** which are mandatory for all employees and members of senior management



Mandatory acceptance policies in the company

- Insider Trading Policy
- Information Security and Cybersecurity Policy
- Anti-Corruption Policy
- Policy on Gifts, Presents, and Entertainment
- Internal Controls Policy
- Operational Risk Policy
- Consequence Policy
- Conflict of Interest Policy
- Money Laundering Prevention Policy
- Standard for Relations with Public Officials

Fighting Corruption

Inter&Co has a legal and social commitment to combating fraud, bribery, and corruption in order to build a more prosperous, fair, and ethical world, and the conduct of its employees, officers and directors, and stakeholders must comply with internal Policies and guidelines.

Through Click Compliance, all employees, including members of governance bodies, are notified of the policies and procedures adopted by Inter&Co to combat corruption.

The percentage of documents read and accepted was close to

100%

GRI 205-2

In 2023, the Compliance Risk Diagnosis took place in Inter&Co's commercial areas, where two potential corruption risks were identified but did not materialize. No cases of corruption were identified at Inter&Co in 2023.

GRI 205-1 GRI 205-3

There were also no lawsuits pending or closed during the reporting period regarding unfair competition and violations of antitrust and antimonopoly laws in which the organization was identified as a participant.

GRI 206-1

In addition to the Anti-Corruption Policy, Inter&Co has a rule on Relations with Public Officials, the purpose of which is to guide Employees and Third Parties as to the appropriate behavior in relations with the public administration, whether national or foreign, when dealing with official matters, as well as to present internal control mechanisms to prevent and detect any situations that could be interpreted as non-compliance.

Conflict of Interest

GRI 2-15

Inter&Co has a **Conflict of Interest Policy** that establishes organizational guidelines to identify, monitor, follow up on, and provide transparency regarding compliance with rules on potential conflicts of interest and segregation of duties, as well as guaranteeing protection against legal and regulatory risks, in line with the interests of Inter&Co and its stakeholders, preventing and managing possible situations of conflict of interest.

The Compliance area keeps a map of potential conflicts, as well as ways of preventing and resolving them, attached to the policy. **The Interpersonal Relations Declaration Campaign is held annually and periodically monitored to assess and mitigate existing conflicts.**

The Internal Rules of the Board of Directors of Inter&Co establish specific rules for managing conflicts of interest, based on its **Related Party Transactions Policy**. The set of rules constitutes an effective governance and transparency mechanism, capable of protecting the interests of stakeholders and enforcing the principles of ethics and good corporate governance with regard to the identification, control, and disclosure of situations conflicts of interest.

The **Inter&Co Related Party Transactions Policy** sets out the guidelines for managing, approving, and disclosing transactions of this type. This includes defining the process for identifying and controlling related parties, as well as reviewing and approving transactions by the Inter&Co's competent bodies, as well as assigning responsibilities and powers to the company's corporate governance and keeping accurate and complete records of transactions with related parties.

These actions aim to guarantee integrity and transparency in Inter&Co's operations and reduce the risks of conflicts of interest that could negatively affect the organization's stakeholders.

Service channels

To ensure that crucial concerns are reported to the highest governance body, Inter&Co has structured internal and external communication channels that allow stakeholders to voice their concerns and report possible problems. GRI 2-16



Ethics Channel

GRI 2-25 GRI 2-26 FN-CB-510a.2

The Ethics Channel is one of the pillars of Inter&Co's Compliance Program and one of the main mechanisms for identifying illegal or unethical conduct. Administered by a third-party company, it preserves the confidentiality of both the people involved in the complaints (the author of the report, the accused, and the participants in the investigation) and the sensitive information.

Complaints collected through the channel are investigated by the Compliance department, whose work, based on confidentiality, impartiality, and secrecy, protects both parties, the complainant and the accused. The reports from the investigation are directed to the Ethics Committee.

Inter&Co does not tolerate any kind of discrimination or retaliation against whistleblowers who, in good faith, have reported violations or suspected violations, even if their report proves to be unfounded.

The Ethics Committee, made up of multidisciplinary members, aims to monitor the progress and outcome of the investigations carried out by Compliance and to provide a full understanding of the situations reported in the Ethics Channel and, where appropriate, recommend the application of penalties or disciplinary measures, in accordance with the Consequence Management Policy. The measures can be of an advisory or formal nature, depending on the seriousness of the case, ranging from a warning to dismissal for just cause and reporting the matter to the competent authorities.

Inter&Co's Ethics Channel receives reports of any conduct or practice that is in breach of the organization's Code of Conduct and Ethics, current domestic or international legislation, and/or Inter&Co's internal rules, covering fraud, conflicts of interest, money laundering, bribery, corruption, and illegal payments, among other offenses. All incidents can be reported anonymously or with identification.

The reporting channel is available on an internal and external website, with **24/7 service** in Portuguese and English. Residents in Brazil can also file a report by telephone at **0800 887 0077.**

In addition to the Ethics Channel, there are other means of communication with the Compliance area, such as e-mail and a specific channel on the Slack platform, of which all employees are members.

All employees can seek advice and information on the best business conduct in various types of situations, through compliance training, whether online or in person, the Compliance Partner meeting, and the rules available at any time on the Click Compliance platform and the communications made by the Compliance team via Slack, Intranet, and e-mail.

Ombudsman's Office GRI 2-25

The Ombudsman's Office handles complaints that come in through various channels (both the organization's own and those of the regulators), which were created to welcome the client, listen to their reports, and mediate, offering clarification and/or a solution to the problem. It is also part of the sector's activity to map offenders and liaise with the areas of Inter&Co directly related to the complaints in order to seek and propose solutions.

The dynamics of the operation consist of receiving customer complaints through internal service channels, i.e. telephone, chat, e-mail, Fale com a ouvidoria (["speak with the ombudsman's office"] on the website), and through external channels, which are the Central Bank, Consumidor.gov, Procons [consumer protection bureaus], and investment platforms and consigning bodies, and forwarding them by registering them on the SalesForce CRM platform, which directs each one to the business area affected.

GRI 2-25

The business areas provide the Ombudsman's Office with the information it needs to prepare the response to be sent to customers and, where necessary, to regulatory bodies.

Inter&Co remains open to dialog with customers, shareholders, and business partners.

To facilitate communication with the external public, there are service channels, such as chat, telephone, and e-mail, through which customers can report any questions or concerns. In addition, the organization holds regular meetings with its shareholders and investors, offering openness to listen to their concerns and suggestions.

Communicating crucial concerns is one of the premises of Inter&Co's governance process. The institution considers it essential to listen to stakeholders and act quickly and efficiently in relation to possible risks and problems. Maintaining a transparent and open dialog between the executive team, the Board of Directors, and stakeholders is a way of reinforcing its commitment to responsible and ethical action.

The sector actively cooperates in the process of repairing negative impacts because, by receiving complaints, it captures the customers' view of the products, services, and assistance. This perception is brought to the attention of those responsible at regular meetings so that ways of implementing corrective measures can be studied. In the specific case of internal users, their perceptions are gathered, discussed, and can be implemented.

The Ombudsman's Office tracks the effectiveness of service channels through the Central Bank's complaints ranking and the internal satisfaction survey. Any repair processes are not the responsibility of the sector, but rather of the specific business areas.



CHAPTER

04

Financial

Business Model GRI 2-6

The company's continued growth outlook and the solid financial results achieved in 2023 reflect the synergy of a diverse and innovative business ecosystem. The development and interaction between the seven business verticals gives clients access to a complete solution to manage all their needs, with a variety of products that go beyond banking services, made available in a simple and integrated digital experience.

Unparalleled Financial Super App
with the widest range of products


Banking
Loyalty
Credit
Global
Shopping
Investment
Insurance
inter
R$ 1.234,00
LOOP
Minha vida financeira

Direct Economic Value Generated and Distributed (EVG&D)

GRI 201-1



R$ 3,2 BN Direct Economic Value Generated
Composed of revenue

R$ 1,3 BN Economic Value Distributed

Composed of operating costs, employee salaries and benefits, payments to capital providers, payments to the government (by country), and investments in the community.

Employees

R$ 700,9 MM

(remuneration + benefits + incentives)

Company

R$ 495,5 MM

(taxes + municipal, state, and federal contributions)

Other Stakeholders

R$ 96,7 MM

(leases + non-controlling interest)

R$ 1,9 BN Retained Economic Value

Reflects the subtraction between "direct economic value generated" and "economic value distributed



Inter&Co's ecosystem

Banking

In 2023

R$ 850 BN

in transactions.

Through the financial base of its ecosystem, the company is becoming more and more a part of its customers' transactional lives and strengthening its robust banking capacity.

Digital Account	Deposits	Debit and Credit Cards
Pix	Bank Transfer	Digital Wallets
Payments	Current Account	& Much More

Case

Entrepreneurship is about overcoming challenges

Inter&Co understands and is attentive to the challenges that make the management and operation of companies in Brazil complex. To support business development and entrepreneurs across the country, it offers financial solutions and integrated services.

The first 100% digital Corporate Financial Super App in Brazil.

Inter builds Entrepreneurship Monument

To celebrate the courage of Brazilian entrepreneurs, the company has installed the Entrepreneurship Monument in Rio de Janeiro's Praça XV de Novembro, with the names of dozens of companies and messages that show how entrepreneurship in Brazil is a great challenge.



"The aim of this action was to pay tribute to the courage of Brazilian entrepreneurs, who work hard every day to keep their businesses open. We recognize these people, who are so important for job creation and for the growth of Brazil's economy."



Andrea Nocciolini Costa
Branding Director at Banco Inter

Credit

The company's main credit operations are:

- Credit Cards
- Real Estate
- *Home Equity*
- Personal
- SMEs
- FGTS

In 2023, the credit portfolio showed significant progress, growing by 31% compared to 2022, driven mainly by the growth of the Credit Card, FGTS, and Home Equity portfolios, which are some of the most profitable products on Inter&Co's shelf.

In addition, improvements in strategic processes, such as billing, have also enabled this significant growth, which is four times higher than the average for the Brazilian market.

11,6MM active credit agreements

FN-CB-000.B

R$ 31 BN gross credit portfolio

Types of credit/amounts (R$)


Credit card
9,5 BN
Real estate financing
6,3 BN
Personal credit
5,2 BN
Corporate credit
3,9 BN
Home Equity
2,3 BN
Advance credit card receivables
1,2 BN
FGTS
1,9 BN
Rural credit
745 MM


inter

Credit card annual growth of

38%

FGTS with annual growth of

190%

Home equity with annual growth

42%

Total number of unique consumers with an active credit card account [1] FN-CF-000.A

Card accounts carried out at least one off-us credit and/or subsidy transaction:

In 2022
9,663,182

In 2023
11,593,165

Total number of credit card accounts with active or temporarily blocked status [1] FN-CF-000.B

Card accounts carried out at least one off-us credit and/or subsidy transaction:

In 2022
21,376,788

In 2023
25,980,321

[1]The data is presented for operations carried out in Brazil. Banco Inter does not work with prepaid debit cards

Shopping

Through the Financial Super App, Inter&Co offers a complete and diverse portfolio of products and services on the Shopping platform. Partnerships with the largest retailers in Brazil give customers access to a wide range of offers, cashback, accumulation of points, and access to credit to buy the most varied of items.

- Shopping
- Food & Duo Gourmet
- Inter Cel & Top Up
- Car Tag
- Travel
- Giftcard
- ShellBox
- & much more

In 2023, several features were created or improved in the mall, such as **"Madrugadão de Ofertas", "Mega Oferta Relâmpago", Price Alert, Coupon Screen, and themed Home's** by department.

In addition, the integration with Loop, which allows you to exchange cashback for points, buy points and pay for orders with points, demonstrates the strength of the Super App ecosystem, with products that feed back on each other, generating benefits and rewarding customer loyalty.

+38 MM transactions

- **20% increase compared to 2022**
- **42% growth in net revenue**



Investments

Inter&Co has a 100% Business to Consumer (B2C) digital experience, exploring opportunities for synergies capable of creating savings for customers and leveraging important results for the group. It offers a full range of investment solutions and products, including investments abroad, various investment funds, fixed income, and shares.

R$ 92 billions
Assets under custody (AuC)

All clients can access the same range of products and trading opportunities.

The company believes that empowering clients with the resources to make more informed investment decisions is essential, which is why financial education plays a key role in the experience provided. To help clients navigate their investment journey, they are provided with educational content, virtual assistance tools, research reports on macroeconomics, fixed income and equities, as well as advanced trading tools.

4,7 MM
client investors in the Financial Super App

Investment's Products

- Home *Broker*
- Private Pensions
- Fixed Income
- Investment Funds
- *Crypto*
- Government Securities
- CDB plus limit
- *Equity research*

Investment Case

Meu Porquinho ("My Piggybank")

With a permanent focus on innovation, the second half of 2023 saw the launch of "Meu Porquinho", which offers a higher yield than savings and allows clients to automatically invest their money, including cashback and dividends received in Inter&Co's own digital ecosystem.

1,333,345
customers used the product

44%
of customers used Meu Porquinho as their first investment with Banco Inter



Total invested as of 12/31/2023
R$ 1,013,715,254.44

This opportunity is offered in a simple and intuitive way, encouraging clients to start and maintain a **healthy financial life by investing for the future**.
Meu Porquinho was designed to simplify clients' entry into the world of investments and has become an important reserve tool with daily earnings.

ESG Integration in the business GRI 3-3

Inter Asset integrates environmental, social, and governance (ESG) parameters into the evaluation and monitoring of its investee companies as a way of better positioning the identification and management of risks associated with their investments.
The institutional positioning for this process involves a non-restrictive approach for the companies analyzed. In practice, these evaluated companies are encouraged to adopt increasingly robust ESG practices, so that they can increase their governance maturity and generate more positive impact in the ecosystem in which they operate. To this end, the company periodically applies an **ESG Questionnaire** to incorporate ESG indicators into the traditional process of monitoring investee companies.

The investment committees also carry out continuous qualitative monitoring of how ESG issues can influence portfolio performance, presenting themselves as risk factors or opportunities for leveraging this performance.

Insurance

Inter&Co has one of the most complete insurance portfolios in Latin America. It offers personalized service, behavioral journeys based on customer usage, and cross-selling opportunities to provide a complete experience that meets their needs.

R$ 47 million
in net revenue
record in the fourth quarter

R$ 1 billion consortium portfolio
122% YoY

388 thousand
in sales
up 20% on last year


Seguros
Novidades para você
Doutor Inter
Pra você
Na medida pra você

26
Insurance Solutions

- Auto
- Pix insurance
- Cards
- Pet
- Home & care
- Credit
- Travel
- Consortium
- Life
- Telemedicine
- Income
- Dental
- & much more

Global

The Global Account allows Brazilians who are traveling internationally, or who want to invest in the United States, greater financial efficiency and practicality. By using their Global Account and depositing any amount in United States Dollar, customers have access to purchases via their American debit card.

With no joining or maintenance fees, the account can be opened quickly and easily via the Super App and is the only one on the market that allows you to buy gift cards from large stores in the United States with cashback in dollars. Inter&Co also offers online remittances to its customers every day of the week, 24 hours a day.


inter
debit
inter
debit

In 2023,
2 million
global customers

The company started issuing physical debit cards for use abroad. Providing more security and convenience when traveling, the physical card allows withdrawals and purchases in dollars in the United States or in the local currency of other countries, converting instantly.



In addition to Brazilians traveling abroad and wanting to invest in the US, Inter&Co has also started offering an **account for American residents**, focusing on the Latin American market in the United States.

Loyalty

In June 2023, the company launched its seventh business vertical, Loyalty, through which it created its points program, called Inter Loop.

Customers accumulate points, from credit card spending and digital account use, which do not expire and can be exchanged for:

- **Discounts on the card itself**
- **Investments**
- **Extra cashback on purchases in the marketplace**
- **Cashback in the digital account**
- **VIP lounge access at airports**
- **Dollars in the Global Account**
- **Points in the TudoAzul Program**


Inter Loop
5.000 pontos

Through these various possibilities, Loop reinforces the Super App ecosystem by incentivizing customer behavior.

In an even more complete experience, customers have the opportunity to complete journeys and missions designed to generate greater awareness and appreciation of the use of money, accumulating even more points.

3,4 BN
points generated

5,4 MM
active customers

Inter Loop customers spend 60% more than non-Loop customers

Economic and Financial Performance

Inter&Co's economic and financial performance is guided by **the 60-30-30 five-year strategic plan**. A robust, ambitious, and guiding plan for the entire company, which aims to reach 60 million customers, **achieve an efficiency ratio of 30%, and deliver a return on equity (ROE) of 30% by 2027.**

The results achieved in 2023 demonstrate that the **company was able to combine innovation, growth, and profitability** by evolving substantially during the first year of the 60-30-30.

> We exceeded expectations during the first year of implementation of 60-30-30, demonstrating our ability to combine growth and profitability. This progress towards profitability further reinforces the sustainability of our business model."



Santiago Stel
Senior Vice President of Finance and Risk (CFO) at Inter&Co

Inter&Co has achieved greater efficiency while maintaining continuous innovation.

Where do we start — **3T22** — Year 0

What we deliver in **1 year** — **4T23** — Year 1

Our **5 year** plans — **Until 2027** — Year 5


Growth
Total Customers
Year 0 3T22
Year 1 4T23
Year 2 4T24
Year 3 4T25
Year 4 4T26
Year 5 4T27
23MM
30MM
19%
~60MM
Operating Leverage
Efficiency Index
75%
51%
53%
~30%
Profitability
ROE
2%
9%
34%
~30%

Highlights of the Year

R$8,1 billion
total gross revenuel [1]
+35% YoY

54.5%
efficiency index
18 percentage points improvement year-on-year [2]

R$31 billion gross
credit portfolio [3]
+26% de YoY

23%
Basel Index [4]
-1.1 percentage point YoY [5]

16,4 million
active customers [6]
+30% YoY

R$24,6 Customer
Acquisition Cost
-19% YoY

[1] Interest income + Income from services and commissions - cashback expenses - Inter rewards + Income from securities and derivatives + Other income
[2](Personnel costs + Administrative costs + Depreciation and amortization) depreciation and amortization) ÷ (Interest income + Net income from services and commissions + Income from securities and derivatives + Other income - Tax expenses)
[3]Gross loan portfolio: Loans and advances to customers + Loans to financial institutions
[4] (Level I reference equity) ÷ (Risk-weighted assets) (Risk-weighted assets)
[5]Data for 4Q23 | Compared to the same period in 2022
[6] Active customer as a customer on any date who has been the source of any amount of revenue in the last three months and/or a customer who has used products in the last three months. For Inter Insurance, the calculation is based on the number of active customers for the insurance brokerage vertical as the number of beneficiaries of actual insurance policies on a given date. For Inter Invest, the calculation is based on the number of active customers as the number of individual accounts that invested on our platform during the applicable period.

Income statement

In millions of Brazilian Reais

	4T23	4T22	Variation % YoY
Net Income from Interest	876	675	30%
Total revenue	1,313	1,002	31%
Result of net losses	928	737	26%
Profit/(loss) before income tax	208	(20)	N/M
Profit/(loss)	160	29	452%

Costs and expenses

Inter&Co maintained its cost and expense structure without major variations, even with the growth of its client portfolio and diversification of products and services. This result was achieved thanks to the dedication and commitment of the teams to achieving the operational efficiency guidelines, as well as the focus on the 60-30-30 Plan.

Breakdown de Despesas

In millions of Brazilian Reais

	2023	2022	% YoY
Total expenses	2,379	2,392	-1%
Payment in shares	33	32	+4%
M&A	-	-	-46%
Excl Expenses M&A & SBC	2,313	2,298	-1%
Others	588	660	-11%
Guys	724	639	+13%
D&A	164	160	-2%
Advertising and publicity	94	138	-32%
Data expense	746	696	+7%

Net income

Inter&Co ended 2023 with record net profit and EBT of **R$352 million and R$440 million**, respectively. This excellent result is proof of the team's dedication, focus, and ability to execute the company's strategic plan.

In millions of Brazilian Reais	2023	2022
Pre-Tax Profit	440	(179)
Net profit	352	(14)
ROE	4.9%	-0.2%

For 2024, Inter&Co's expectations and plans are even greater: boosting engagement and monetization through continuous innovation and increasingly better services without sacrificing profitability and efficiency.


Inter

CHAPTER

05
Innovation and Technology

Innovation and Technology

Innovation and technology are the foundation of everything Inter&Co does. Combined with the right people, their creativity and data allowed the company to lead the way in 2018 in transforming the banking experience of Brazilians and democratizing the financial market by introducing a complete digital platform, available in the palm of its users' hands, every day of the week, 24 hours a day.

1st digital bank:

- **to open an account 100% free of charge in Brazil.**
- **to operate 100% in the cloud in Latin America.**
- **to integrate marketplace, investment and insurance platform, global account, and loyalty in the same app.**
- **with a sustainable behavior section in its Super App in Brazil.**

Recognition

Banco Inter won the Top 3 categories: Digital Banks, Digital Brokers, and Super Apps. The iBest Award is considered to be the biggest reference point for the best of the internet in the country. It is currently the biggest prize in Brazil and the world, with around 20 million unique users in 2023 alone.

- **Top 3 Digital Banks (iBest)**
- **Top 3 Digital Brokers (iBest)**
- **Top 3 Super Apps (iBest)**

Inter&Co's history shows how **innovation is part of its organizational culture.** Oxygenated horizontally throughout the company, from the CEO and top management to employees, it is the premise of an entrepreneurial approach dedicated to the continuous improvement of daily challenges, motivated by simple and agile problem-solving.



João Vitor Menin, Inter&Co's CEO was selected as one of the 100 most innovative people in Latin America in 2023 by Bloomberg Línea.

It is by keeping an eye on the future that Inter&Co continues to innovate.

The **strategic use of technology** has made the business:

1. **Scalable,** through a cloud infrastructure
2. **Accelerated,** due to its data orientation that provides ever faster and deeper insights
3. **Focused,** i.e. combining growth and profitability in a cost-efficiency oriented way.

"

The innovation process is an essential part of Inter&Co's culture, where everyone, from leaders to trainees, is encouraged to share their thoughts. This autonomy to create and make ideas viable is rooted in our DNA. We trust in people's potential to come up with brilliant insights that can have a major positive impact."



Carlos Oliveira Pedrosa
Superintendent at Banco Inter

Innovation and Technology Management

GRI 3-3

Innovation and technology are essential pillars for the company's pioneering spirit and differentiation in the financial market, but they also bring risks and challenges that need to be managed responsibly and efficiently.

For this reason, is adopted an **Innovation and Technology Management model** based on People, Technologies, and Processes, which involves various areas and hierarchical levels, from capturing ideas to validating and implementing solutions.



Innovation and Technology Model

This model aims to ensure that emerging and proprietary technologies are tested, evaluated, and integrated into Inter&Co's products and services in a **safe, scalable way and in line** with regulatory standards and the company's ethical principles.


Idea funnel
Application of criteria to prioritize ideas for in-depth study
Understanding and deepening ideas
Application of various tests
Developing the idea in a way that is applied to the business
Product development/ improvement based on the viability of the idea
Launch of new technology-based product

Inter&Co has a data security engine that protects customer information and the institution itself, using artificial intelligence and advanced encryption

The company also invests in **data governance**, which makes it possible to monitor, audit, and track activities and access to data, **guaranteeing its quality, integrity, and reliability.**

Did you know?

In Google's Principality Study, Banco Inter is number one in terms of perceived safety.

Transaction security/not having your account hacked:


Inter Score
7.7
Total Average Grade
7.1

Source: Google and Quantas Study - Principality Map (2023).

Proprietary technologies

Inter&Co's ability to internally develop high-quality solutions with commercial potential is a key element of innovation dedicated to bringing benefits to the organizational routine, simplifying processes and optimizing results.

What we built so far?

7 verticals

32 million clients

124 app versions since 2015

+160x more data processing capability than 2015

Financial Super App

Super App is a mobile application that was developed in-house by the technology team using the modular concept of mobile development. The modules are developed internally by each business vertical and integrated into the Super App experience in a simple, agile way, offering an excellent user experience. The technology applied allows multiple versions to be published frequently, giving the company a competitive edge through the continuous improvements to the user experience offered on a recurring basis.

DEDE

The Data Engineering Developer Environment (DEDE) is a tool developed in-house that allows one to create any type of data processing from visual support. It is a data platform that facilitates the development of pipelines, which are processes for extracting information from raw, unstructured data.

With DEDE, Inter&Co is able to create intelligent data and analytics solutions in a short time, generating an increase in efficiency by enabling products to be more data-driven and decisions to be based on accurate, quality information.

This is yet another disruptive proprietary technology that demonstrates the company's pioneering spirit and innovation in the financial market.

Intergateway

The initiative was developed by the company a few years ago to solve a scalability problem: user requests, or their actions within the Super App, were centralized in a single input channel offered by a third-party service.

The solution found was to develop its own lightweight and low cost application in-house, which serializes the application input channels in Inter&Co's infrastructure, replicating the input channel in parallel channels and distributing the requests.

Scale with speed, simplicity and security, **providing an excellent user experience.**

Performance

Inter Gateway`s capacity to process requests per minute[1]


In million
20x
0.1
2
3rd Party
Inter

+

Efficiency

Inter Gateway cost [2] vs 3rd Party Gateway cost


1/10
of the cost
USD 120,000
Inter Cost

+

Ramp-up Speed

From 15 minutes[3] to 1 second


Number of machines
Time

+

Easy to Evolve

~6 months
market median

vs.

-95%

~15 days
to create new features[4]

1: The performance index was calculated using current data from Inter Gateway and third party estimates from July 2020.
2: The third party cost was calculated considering the current licensing contract until 2023 and the improvements implemented between 2020 and 2022. The cost of Inter Gateway only includes power consumption. Values express in US dollars.
3: The availability time for receiving requests does no take into account the time required for infrastructure provisioning.
4: The calculation was based on the average number of requests received per day during the period.

Emerging technologies

In order to constantly innovate, you need to be in the present, anticipating and unfolding trends for the future. For this reason, the company has a **specialized Research and Development team that works with emerging technologies** such as blockchain; digital assets; artificial intelligence; and quantum computing, an area that promises to revolutionize the financial sector in the coming years. By acting proactively, we can ensure that we meet current technological requirements while adapting to future market changes, maintaining our competitiveness and technological edge in a rapidly changing market.

Artificial Intelligence

Inter&Co has been using artificial intelligence (AI) in its business for a number of years, applying machine learning algorithms to credit lines, product offerings, and customer engagement, and solving fraud problems, among other applications.

JEDI: Inter&Co's Innovation in MLOps

CASE AI

The Job Execution & Deployment Infrastructure (JEDI) is an innovative solution developed in-house in 2023, consisting of an AI model treadmill that brings together the best Machine Learning and DevOps practices, transforming the way AI models are developed, deployed, and continuously monitored.

The adoption of JEDI has made it possible to reach an advanced level of maturity in Artificial Intelligence governance. Through the solution, it is possible to efficiently control the criticality and versions of models, ensuring greater transparency and traceability during the development and evolution of models. In addition, the time needed to gain valuable insights has been reduced by 50%, thus accelerating the development of intelligent solutions with regulatory compliance, scalability, end-to-end integration, and a solid foundation for the continued expansion of organizational AI capabilities.

The technological foundation of the business model enables the company to pioneer the implementation of new technologies with security, scalability, and control.

80 artificial intelligence models implemented in the areas and processes of the business verticals [1]

Reduction

53% in time to deliver a model [2]

From 68 to 36 days

[1]Internal models used by the company's processes and teams
[2]According to interviews conducted with data scientists in 2023 and April of 2024. The interviews covered stages such as environment configuration, data cleaning and preparation, experiments, model development, deployment in a production environment, and monitoring configuration.

Seeking to deliver the best results through operational efficiency and productivity, the use of classical AI was expanded to generative AI, which is able to generate new information from basic information, without relying on historical data or predefined rules.

Unleashing the power of Gen AI


AI
Machine Learning
Deep Learning
Gen AI

Classic AI: Delator

CASE AI

Delator (Detection of Indicia of Money Laundering and Financing of Terrorism) is a machine learning model created by Inter Mind, the company's applied research laboratory in Artificial Intelligence. Its development began in 2021 as a research project in partnership with the Department of Computer Science at the Federal University of Minas Gerais (DCC/UFMG) designed to complement the system already adopted by the company to identify suspicious financial transactions..

Generative AI: Inter GPT

CASE AI

Since adopting Slack as intelligent productivity platform in 2022, the company has developed its own pre-trained generative transformer (GPT) app, Inter GPT. It is available for all employees to carry out a variety of tasks while maintaining information security, such as generating code quickly, calculating ROI for clients, giving investment recommendations, writing and translating texts, summarizing important information, among other diverse applications.

Blockchain in the Financial System: the DREX Pilot

Banco Inter, together with Microsoft and 7COMm, is one of the 16 consortia selected by the Central Bank of Brazil (Bacen) to take part in the **DREX Pilot.**

Bacen has been studying since 2017 how to use Blockchain and existing Decentralized Finance (DeFi) mechanisms applied to the Brazilian regulated environment. Through the DREX Pilot, Bacen is seeking to create, still in an experimental phase, a Brazilian Central Bank Digital Currency (CBDC), with the aim of modernizing the National Financial System. The "Digital Real" will be a modern, decentralized, and programmable currency, facilitating the creation of innovative financial products. Several countries are exploring the development of their own digital currencies, but DREX is one of the few multi-asset platforms that aims for native programmability, rather than just value transfer, using open technology from the Ethereum network.

In addition, the DREX Pilot and recent regulations signal Brazil's pioneering spirit towards a tokenized economy. By 2030, the Boston Consulting Group believes that 10% of the world's GDP ($16 trillion) will be in tokenized assets.

"With DREX we can create products that increase people's access to various financial services. Blockchain technology, as a universal language, facilitates the secure and reliable integration of various financial market players, enabling atomic and programmable transactions. This generates greater operational efficiency, safety, and innovation. Removing barriers to accessing more modern products is fundamental to greater financial democratization."



Bruno Estolano Grossi
Emerging Technologies Manager

Fostering the Local Innovation Ecosystem

Inter&Co is active in strengthening Belo Horizonte's innovation ecosystem. Since 2017, he has been co-founder of Órbi Conecta, the main Digital Innovation & Entrepreneurship hub in Minas Gerais.

In 2023, several events were held, such as Órbi Talks, On the road, Innovation leaders meeting, Innovation day, and the Open Innovation Brazil community meetings. The company took part on several occasions, presenting cases, creating connections, and inspiring new ideas.

Learn more:

Órbi was founded in Belo Horizonte by the San Pedro Valley startup community together with major companies and seeks to connect startups, corporations, academia, the entrepreneurial community, and various organizations to drive digital transformation. The Órbi network currently has eight market verticals: construction, finance, health, mobility, education, energy, legal, and technology.

ESG Integration: Sustainable Living

Launched in January of 2023, Sustainable Living is, for the first time in a financial institution, a platform dedicated to sustainable behavior that enables customers to use the Super App as a tool to make a difference in the lives of other people and the planet.


Doação e voluntariado
Doação recorrente de cashback
Trabalho voluntário
Conhecimento
Educação Financeira
Educação Digital
Consumo Consciente
Calcule sua pegada de carbono
Lojas Sustentáveis no Inter Shop
Saúde e bem-estar

The platform has six functionalities that can be used easily. See the features of Vida Sustentável below:

Cashback Donation: donate all or part of the cashback received in the app to partner social institutions that are recognized for their dedication to protecting life and the planet, such as ChildFund Brazil and Doctors Without Borders-Brazil [Médecins Sans Frontières-Brasil].

Volunteering: sign up for volunteer slots through a partnership with Atados, a platform that offers volunteer opportunities in multiple social projects and causes.

Knowledge: access Financial, Socio-environmental, and Digital Education content in the form of free articles, videos, and booklets.

Carbon Footprint Calculation: estimating the impact on the planet's climate and offsetting this impact by purchasing certified carbon credits with cashback, through a platform in partnership with GSS Carbon.

Access to Sustainable Stores and Products: consuming sustainable brands in an easy way.

Telemedicine: make use of the Inter Doctor [Doutor Inter] telemedicine service, which allows for online emergency consultations.

Sustainable Living in 2023

+770,000
unique customers accessed Sustainable Living, **totaling more than 960,000 hits.**

+50,000
interactions on Financial Education content, making it the most accessed feature on Sustainable Living.

+R$ 19,000
in cashback donations from customers to social partners.

+6,800
clients registered on the Inter Atados volunteering platform.



As part of Inter&Co's innovation model, the Super App Sustainable Living platform is continuously monitored, based on data intelligence, with a view to diagnosing and implementing continuous improvement. **In 2023, the Sustainable Living platform was a finalist for the Idea Award from the Brazilian Banking Association (ABBC). In its 6th edition, the award recognized innovative solutions from ABBC member financial institutions.**

This initiative is part of the company's model for developing and perfecting sustainable products, services, and processes. This material topic is managed through the following steps: GRI 3-3

1 Delving deeper into the subject	Internal work is carried out to analyze sustainable products and services based on external research. In addition, internal processes and initiatives related to the topic are evaluated in order to include the internal perception and experience in the construction of the learning modules.
2 Partnership inclusion processes	Benchmarking is carried out in relation to the positioning of other players in the planned functionalities, qualitative analysis of potential partners, and the flowchart established by the Central Bank for new products and functionalities. Following these steps, all defined partners are evaluated using internal due diligence processes for digital security, privacy, and data governance and IT infrastructure.
3 Development of the functionalities	A qualitative and quantitative survey is carried out with the User Experience (UX) area to understand the customers' view of issues related to Sustainability. Then, together with the area, screens are built and usability tests are carried out to understand user behavior in the experiences built. Finally, the functionalities are developed together with the Technology area.

As a digital business model, the company understands how developing sustainable products, services, and processes is scalable and can have a direct impact on its customers, society, and the environment.

For 2024, the company will evolve in the creation and improvement of sustainable products and services, expanding the audiences served and the topics offered.

Passion for sport on a new level: Metaverse

In November of 2023, IMxr and Atlético launched, in an unprecedented way for a soccer club, a game available on Fortnite: "Galoverso" seeks to connect passion for soccer with the new generations of fans and players, structuring a solid community that enables digital communication, entertainment, and immersive consumption of brands.

Inter makes up the Atlético's metaverse in Fortnite in various ways, such as its airship in the Invasion game mode and the representation of the currency that allows players to equip themselves with items to fight the alien invasion that features in the game.

Learn More

IMxr is a technology company, a subsidiary of Banco Inter S.A, which develops extended reality (XR) technologies to offer unique experiences that present products and services in an innovative way. In addition to its experience in the metaverse, IMxr developed customized virtual and augmented reality projects and virtual productions with the company in 2023.


inter
inter
Metaverso do Inter

Play and learn about the metaverse initiative



CHAPTER

06

Human

At Inter&Co, there is a strong commitment to its employees, reflected in the encouragement of autonomy, continuous and collective learning by the teams, and a welcoming atmosphere. Through this commitment and the vision that a healthy, motivating environment with full respect for diversity drives the achievement of common goals, the company is a unique place for all those who want to develop a solid professional career.

This positioning defines the organizational culture, guided by the guiding principles **Spark, Do It Together, Focus and Feedback**, which reflect employees who are passionate about what they do, curious, daring, innovative, and cooperative.

> "At Inter, our employees are the essence of our success. We seek to create an environment open to diversity of thoughts that amplifies the best of each person. Our employees are aligned with the organizational purpose and work towards common goals with a lot of collaboration, boldness and excellence, cultivating a culture where we always go beyond the obvious."



Thais Leite
People & Culture Director

Cultural Guidelines

Spark:

A culture of curiosity and passion, where you always go the extra mile.

Do It Together:

A culture of daring to perform, experiment, and take risks, in collaboration and with resilience.

Focus:

A culture of focused people who know where they are going and who value efficiency and excellence.

Feedback:

An open culture, made up of people who know how to listen to others and speak their minds, combining empathy and assertiveness.

2023 Workforce Chart

The roles and geographical allocation of employees reflects organizational characteristics and needs, and 2023 ended with a total of **3,270 employees**, 98.9% of whom work in Brazil and 1.1% abroad. **Of the workers based in Brazil, 84% are based in the city of Belo Horizonte (MG), the company's main headquarters.**

GRI 2-7

[1] Sum of all employees, including apprentices (part-time), trainees, and board

[2] At Inter&Co, there are no temporary employees or employees without guaranteed working hours

[3] In 2023, institutional restructuring to implement the guidelines of the 60-30-30 plan included actions to increase operational efficiency, which included reducing the number of employees by 19.9% in order to downsize sectors with inefficient sizing and redundant positions in different units, a scenario that existed in the face of rapid institutional growth in recent years.

Total number of employees by gender and region

GRI 2-7 [1] [2] [3]

3,270 employees

41.3% (1,349)
Women

58.8% (1,921)
Men

By region

82.5%

of the total number of members of senior management were **hired locally.**

GRI 202-2

35 1.1%
OUTSIIDE BRAZIL


BRAZIL: 3,235
(98.9%)
North
0.2% 5
Northeast
5.9% 190
Midwest
1.1% 34
Southeast
90.9% 2,939
South
2.1% 67

Permanent employees [4]

Gender:

Women: **1,280**
41.3%

Men: **1,816**
58.7%

Region:

BRAZIL



3,062
98.9%

- South: **66**
  2.2%
- Southeast: **2,770**
  90.5%
- Midwest: **32**
  1%
- North: **5**
  0.2%
- Northeast: **189**
  6.2%

OUTSIDE BRAZIL

34
1.1%

Part-time employees [5]

Gender:

Women: **19**
59.4%

Men: **13**
40.6%

Region:

BRAZIL



32
100%

- South: **0**
  0%
- Southeast: **32**
  100%
- Midwest: **0**
  0%
- North: **0**
  0%
- Northeast: **0**
  0%

Full-time employees [6]

Gender:

Women: **1,330**
41.1 %

Men: **1,908**
58.9 %

Region:

BRAZIL



3,203
98.9%

- South: **67**
  2.1%
- Southeast: **2,907**
  90.8%
- Midwest: **34**
  1.1%
- North: **5**
  0.2%
- Northeast: **190**
  5.9%

OUTSIDE BRAZIL

35
1.1%

[4] Except board and trainees
[5] Employees who work less than 5 hours a day
[6] Employees who work more than 5 hours a day

Employee Turnover

GRI 401-1

651 New hires in 2023

Age group



54.3% 776 <30 years

433 66.5% 30 to 50 years

2.1% 14 >50 years

12 1.8% OUTSIDE BRAZIL

Gender:

288 Women 54.3%

363 Men 55.7%

BRAZIL: 639



Region:

- South: **8** 1.2%
- Southeast: **615** 94.5%
- Midwest: **7** 1.1%
- North: **0** 0%
- Northeast: **9** 1.4%

1,430 Total number of dismissals 2023

Age group



54.3% 776 <30 years

621 43.4% 30 to 50 years

2.3% 33 >50 years

16 1.1% OUTSIDE BRAZIL

Gender:

603 Women 44.7%

827 Men 47.8%

BRAZIL: 1,414



Region:

- South: **40** 2.8%
- Southeast: **1,266** 88.5%
- Midwest: **14** 1%
- North: **3** 0.2%
- Northeast: **91** 6.4%

Turnover rate [1]:

43.7%

Age group
<30 years: 48.6%
30 to 50 years: 39.7%
>50 years: 31.1%

Gender:
Women
44.7%
Men
43.1%

Region:
Southeast: 43.1%
Midwest: 41.2%
Northeast: 47.9%
North: 60.0%
South: 59.7%

[1] Turnover rate formula: Turnover (%) = Total number of dismissals /Total number of employees in December 2023 100*

Diversity, Equity, and Inclusion

Since 2021, the **Inter Diverso Program** aims to promote an inclusive work environment that values differences, committed to ethics, integrity, and respect, providing psychological safety for employees and making the company more efficient and innovative.



Pillars of the diversity program:

Culture:

Education for diversity; volunteering; executive education; and appeal.

Business:

Development of inclusive products; physical and digital accessibility; development of partnerships; and new working models.

Governance:

Review of policies; processes and benefits; social impact projects; and compliance.

Branding:

Internal and external relationships; appeal; social impact projects; and retention.

Through the program, the company reinforces its position of not tolerating harassment, discrimination, or any other type of violence based on human rights principles.

The Code of Conduct and Ethics also reflects these guidelines to be followed, and for any conduct that deviates from compliance, violates the pre-established standards or becomes a breach related to human rights violations such as prejudice or discrimination in any form, the appropriate measures will be applied, in accordance with the company's Consequence Policy.

For 2024, it is hoped that, through the activities carried out in 2023, the program will be updated with the proposal of a continuous literacy journey.


VOCÊ AJUDA
A FAZER UMA
MARCA

In 2023, the focus was on diagnosis and data intelligence to guide the updating of the program and its initiatives. In addition to collecting quantitative indicators on the state of diversity at the company, two workshops were held at the company. The first was held with all the employees of the Credit & Collection department on diversity and inclusive language. The second was a workshop with Inter&Co's top female strategic management, including board members, which addressed the intersectionality of gender and race, as well as the challenges faced in implementing targets and commitments in favor of diversity.

Diversity in Governance Bodies GRI 405-1

Board of Directors

10 board members

2 Women 20%

8 Men 80%

Age group

0% **0** <30 years

2 20% 30 to 50 years

80% **8** >50 years

Black people 0%

7 White 70%

Yellow 0%

Indigenous 0%

3 Not declared 30%



Diversity by Functional Category[1]

GRI 405-1

Operational [2]

541 employees

Women: **307**
56.7%
Men: **234**
43.3%

Age group

- **30 years:** 441 (81.5%)
- **30 to 50 years:** 96 (17.7%)
- **>50 years:** 4 (0.8%)



Race

- Black people 45.7% — 247
- White 50.5% — 273
- Yellow 0.9% — 5
- Indigenous 0.2% — 1
- Not declared 2.7% — 15

Tactical [3]

1,827 employees

Women: **803**
44%
Men: **1,024**
56%

Age group

- **30 years:** 1019 (55.7%)
- **30 to 50 years:** 768 (42.1%)
- **>50 years:** 40 (2.2%)



Race

- Black people 38.2% — 698
- White 56.4% — 1030
- Yellow 1.9% — 35
- Indigenous 0.1% — 1
- Not declared 3.4% — 63

Strategic [4]

742 employees

Women: **201**
27.1%
Men: **541**
72.9%

Age group

- **30 years:** 135 (18.2%)
- **30 to 50 years:** 569 (76.7%)
- **>50 years:** 38 (5.1 %)



Race

- Black people 28.4% — 211
- White 63.3% — 470
- Yellow 3.1% — 23
- Indigenous 0.3% — 2
- Not declared 4.9% — 36

Executive [5]

150 employees

Women: **36**
24%
Men: **114**
76%

Age group

- **30 years:**3 (2%)
- **30 to 50 years:** 131 (87.3%)
- **>50 years:** 16 (10.7%)



Race

- Black people 14% — 21
- White 69.3% — 104
- Yellow 0.7% — 1
- Indigenous 0.7% — 1
- Not declared 15.3% — 23

[1] Except Board
[2] Assistants, Trainees, Apprentices, and Assistants
[3] Analysts, Supervisors, Commercial Consultants, Lawyers, and Secretaries
[4] Specialists, Master Specialists, Coordinators, Leaders, Architects, Managers, and Commercial Managers
[5] Expert Specialists, Superintendents, Executive Managers, Directors, Executive Directors, CEOs, Vice Presidents

Employee Health, Well-Being, and Safety

GRI 3-3

Inter&Co has a holistic view of the health, safety, and well-being of its employees, which unfolds in comprehensive strategies to promote the satisfaction and quality of life of Sangue Laranjas. One of the ways to monitor the effectiveness of these strategies is to continuously listen to employees. That's why the **Climate Pulse** is done at least three times a year, an online survey to capture employees' perceptions of the organizational culture and identify opportunities to improve their experience.

All active employees are invited to take part in the survey and the results are evaluated by the People & Culture department and disseminated to each area with the support of the business partners, who work to clarify any questions and develop action plans jointly with the leaders to address the needs of each area.

In 2023, the survey was carried out in July, October, and December, with participation always exceeding 80%. The NPS (net promoter score) of the Employer Branding pillar, which assesses the company's reputation as a good place to work, showed significant progress from one survey to the next. Accumulated year to date, there has been a 96% increase in the Employer Branding index.

Accumulated year to date, there has been a

96%

increase in the Employer Branding index.



Promoting Employee Health and Well-Being

GRI 403-6

Caring for the well-being of employees is reflected in various internal actions that encourage their engagement in promoting their physical and mental health, which are fundamental for encouraging the practice of preventive care.

Internal campaigns

Through online events with specialists and the sharing of booklets, awareness campaigns were launched such as White January, to raise awareness and welcome people facing psychological issues; Yellow September, to value life and prevent suicide, and Pink October, which provided important information on the early diagnosis of breast and cervical cancer.

Baby on Board Program

The program offers employees who are mothers and fathers exclusive benefits, such as exemption from co-pay in the health plan and professional accompaniment throughout prenatal care, childbirth, and the postpartum period. In addition, through the Mother's Corner, breastfeeding women can use a space dedicated to collecting and storing breast milk in a safe and welcoming way. Fathers and mothers are also presented with a baby kit accompanied by a personalized copy of the book "It Happened While I Was Being Born", with relevant information on global issues and the latest news from the Inter&Co ecosystem.

Open Coffee

Free freshly brewed coffee or tea for employees.

Wellness Space

This is a dedicated space that offers a beauty salon with massage services, manicures, pedicures, men's and women's haircuts, and allows employees moments of relaxation and care. The space also has units of the Inter Store and Inter Café personalized products store.

Purchase of products and services

Employees have special conditions and advantages when purchasing supplementary life insurance, private pension plans, and financing, among others. This is a way for the company to be closer to its employees and to promote security, peace of mind, and support in making their dreams come true.

Inter Kid's Day

On Children's Day, headquarters in Belo Horizonte and office in São Paulo welcomed the sons and daughters of the employees, who had fun with inflatable toys, balloon workshops, games, and more. A baby area was available for babies and younger children.

Running Group

The running group was created as a program to encourage quality of life, offering employees and their dependents the chance to take part in four races a year in the Corrida das Estações event, with technical support, a tent and a pleasant, relaxed atmosphere at the event. In 2023, a total of 2,313 people registered for the actions.

Benefits Structure

GRI 2-30 GRI 401-2 GRI 403-6

The institutional benefits structure complies with the guidelines and guarantees established in the **Collective Bargaining Agreements (CCT)**. The benefits are available to full-time employees and do not extend to those on temporary contracts or who work part-time.

- Amil health and dental plans (with access to the Live Psychology [Psicologia Viva] mental health care platform)
- Flu vaccine (annual dose)
- Childcare, babysitting, and support for disabled children
- Transportation vouchers
- Meal and/or food vouchers
- 13th food voucher
- Extended maternity and paternity leave under the Citizen Company [Empresa Cidadã] program (180 and 20 days, respectively)
- USA Employees: health, vision and dental plans and life insurance, with established insurers.
- Medical and outpatient care
- Life insurance

Employees entitled to maternity/paternity leave, broken down by gender.

GRI 401-3

Women	Men
1,282	1,824

Employees who have taken maternity/paternity leave, broken down by gender.

GRI 401-3

Women	Men
44	71

Employees returning to work after maternity/paternity leave, by gender.

GRI 401-3

Women	Men
44	71

Occupational safety

Inter&Co works diligently to prevent occupational accidents and illnesses, developing actions to guarantee employees a healthy and safe work environment through prevention activities. A team specialized in Safety **Engineering and Occupational Medicine (SESMT)** is responsible for drawing up and implementing occupational safety policies, carrying out regular inspections, identifying risks, promoting training, as well as continuously monitoring and evaluating working conditions.

Regular inspections of areas and monitoring of working conditions make it possible to detect situations that pose a risk to employees and to take early action. One of the measures taken to minimize the risks of accidents at work and eliminate other hazards was the creation of an action plan with safety measures, which serves as a guideline for the sector responsible for building maintenance. GRI 403-3

CIPA GRI 403-4

The **Internal Accident Prevention Committee (CIPA)**, which is made up of employees elected by their peers and others appointed by the company, seeks to keep work compatible with caring for life and promoting workers' health and meets once a month to discuss ways of solving problems relating to the prevention of accidents and illnesses resulting from work.

CIPA organizes the annual Internal Week for the **Prevention of Accidents at Work (SIPAT)**, with the aim of making employees aware of the importance of preventing accidents at work. During the event, various activities take place: lectures, training, group workshops/exercises, educational plays, group games, and other actions that help to reinforce the importance of not neglecting safety rules.

Employees are encouraged to voice their concerns and make suggestions for improving occupational health and safety management, which is why they regularly take part in surveys. They also receive information on occupational health and safety issues through the institution's internal communication channels.

Occupational Health and Safety Management System

GRI 403-1 GRI 403-8

The Health and Safety Management System organizes all actions to maintain occupational safety standards, centralizes documents such as medical certificates and other information in the area, and manages occupational risk and medical control programs, such as the **Risk Management Program (PGR)** and the **Occupational Health Medical Control Program (PCMSO).**

Duties of the health and safety system

- Management of medical certificates (date management, entries in the Totvs and SGG systems).
- Evaluation and mapping of the sectors and workstations through the physical structure (chair, telephone, table, footrest), ergonomics, as well as carrying out and training in occupational gymnastics.
- Management of periodic examinations and leaves of absence (scheduling medical examinations, monitoring return, contacting employees).
- Monitoring and updating of occupational health and safety programs (PCMSO and PGR).
- Manage contact and be a point of support for employees in the event of complications through the care of the doctor in charge, who holds all the information about the employee.
- Mapping the need to use protective and ergonomic accessories and equipment.



The system covers all the organization's permanent employees, trainees, and apprentices, except outsourced workers, and was structured based on the following regulatory standards: NR01, NR05, NR07, NR09, NR17, NR23, NR24.

Employee Development

GRI 404-2

Continuous training for employees aims to increase their role and keep them prepared to face challenges and leverage opportunities. Through a series of internal programs and external partnerships, the professional development of employees is promoted and their involvement in projects that lead to an exchange of experiences and joint search for efficient solutions is encouraged.

Inter Academy is the company's corporate university, which offers more than 350 courses aimed at the all-round development of employees. The e-learning platform is an interactive environment that allows direct connection between employees and the involvement of institutional leaders in the process of developing their team. In 2023, the university was restructured and now has four academies, aligned with the organization's cultural guidelines.

Inter Academy

- **Spark:** content that stimulates curiosity and passion.
- **Do it Together:** develop collaborative work skills and execution competencies.
- **Focus:** topics related to the development of a systemic and strategic vision of the business
- **Feedback:** people management, self-knowledge, and empathy.

All employees must also complete the Essential Track, a training course aligned with the requirements of regulatory bodies and made up of 5 training courses, which must be completed every year in order to get up to date on this essential content. They are:

- Code of Conduct and Ethics
- Prevention of Money Laundering (AML)
- General Data Protection Act (LGPD)
- Operational risk, internal controls, and SOX
- Information security

Training Time

GRI 404-1

24,200 hours
Total dedicated time to training

7.4 Average total hours per employee

Women
7.6 hours

Men
7.3 hours

CFunctional category

- Operational: **8.4 hours**
- Tatic: **7.1 hours**
- Strategy: **7.8 hours**
- Executive: **5.7 hours**

Age Group

- < de 30 years: **6.5 hours**
- 30 to 50 years: **8.3 hours**
- > 50 years: **7.8 hours**

Ethnic-racial

- Black people: **7.5 hours**
- Indigenous: **6.6 hours**
- Brown: **7.5 hours**
- Yellow: **7.2 hours**
- White: **7.6 hours**



In addition to internal development actions and programs, there are partnerships with relevant organizations in the education sector, enabling employees to access multiple courses (language, undergraduate, specialization, MBA, etc.) at a discount.

GRI 404-2

Leadership Experience

Also noteworthy are strategies to strengthen leadership skills, such as the structuring, in conjunction with the Dom Cabral Foundation, of the Leadership Development Program, called **"Leadership Experience".**

The theme of the 2023 edition was **Strategy with a Focus on Results**, based on the **Strategy, Structure, and Culture** tripod, with the aim of strengthening the institutional culture, as a result of the structural changes the company had undergone in the previous year, and maintaining the continuity of leadership development, and **had an average of 89% participation.**


Culture
IV Season 2023
Strategy
Structure

Format and results

Track 1

Participants: Officers

Start: September/2023

Content: presentation of the Business Plan, Workshop 01 on strategy, Workshop 02 on Change Management, and Workshop 03 on culture.

Track 2

Participants: Supervisors and Executive Managers

Start: September/2023

Content: presentation of the Business Plan, Workshop 01 on strategy, Workshop 02 on Change Management, and Workshop 03 on culture.

Track 3

Participants: Managers, Coordinators, Leads, and Supervisors

Start: September/2023

Content: Workshop 01 on Strategy, Active Experience on Strategy Execution, Workshop 02 on Doing It Together / Spark / Focus / Feedback, and Active Experience: WS . Culture.

In addition, all leaders must participate in at least 1 online workshop on cultural guides. In total, there are 12 classes, 3 classes per cultural guide.

Direct Connection

Based on the diagnosis of the opportunity to improve the connection between the company's strategy and the practices of its employees, the People & Culture area structured the Direct Connection program. Through a series of events with Banco Inter's top leadership, employees can learn more about the business model, its characteristics, guidelines, and aspirations, as well as fostering a transparent dialog between the different parts of the company. **The program, which began in September, ended the year with five meetings.**



1st meeting:

Topic:
"The secrets behind our brand"

Presentation:
Andrea Nocciolini, Branding Director

2nd meeting:

Topic:
"How the 4Fs strengthen our culture"

Presentation:
Thais Leite, People & Culture Director

3rd meeting:

Topic:
“Spark: a culture of going beyond"

Presentation:
Ray Chalub, Chief Operations Officer

4th meeting:

Topic:
"Do it together: daring to cooperate and achieve"

Presentation:
Guilherme Ximenes, Chief Information Technology Officer

5th meeting:

Topic:
"Spark and Focus as drivers of Inter shopping"

Presentation:
Rodrigo Gouveia, CEO of Marketplace

The meetings were publicized to all employees, who could sign up to take part. By drawing lots, some of the employees were able to attend the lectures in person, while the others watched them online.

Remuneration and Performance Evaluation

GRI 2-19 GRI 2-20

Valuing employees includes maintaining institutional transparency in relation to the definition, review, and application of compensation management and performance evaluation guidelines, including progression processes.

The **individual remuneration o**f Inter&Co's employees and members of senior management is determined on the basis of the company's **Fixed Remuneration Policy** and **Officers and Directors' Remuneration Policy** and the current salary scale.

In turn, **variable remuneration** is affected by performance evaluation, and its final value is defined after analysis of the organization's overall performance (net profit), the result of individual goals, the result of competency evaluation, and calibration, defined by a competency evaluation.

Skills Assessment

The competency assessment cycle has three stages - peer assessment, self-assessment, and assessment of the leader and those being led - taking into account criteria related to the company's cultural guidelines. Each item receives one of the following ratings: Not Demonstrating, Developing, On Track, Above Track.

GRI 404-3

2,599
Number of employees eligible for the evaluation cycle

1,032
39.7%
Women

1,552
59.7%
Men

268
10.3%
Operational level positions

644
24.7%
Strategic level positions

1.550
59.6%
Tactical positions.

129
4.9%
Executive positions

Officers and Directors' Remuneration GRI 2-19 GRI 2-20

Inter&Co's officers and directors receive fixed and variable compensation, the former corresponding to the fees paid monthly as pro-labore (management fees). The second, on the other hand, is paid annually and takes into account individual performance, the performance of the business areas (not applicable to officers and directors in the areas of internal control and risk management), the performance of the Inter&Co companies and the risks assumed by the officers and directors. The variable portion can be paid in cash, shares, share-based instruments, and/or other assets.

In 2023, the salary floor paid by Banco Inter was 2.3 times higher than the local minimum wage, and is applied equally to all staff members starting their careers, regardless of gender[1] In the same year, the ratio between the annual total remuneration of Inter&Co's highest paid individual (CEO) and the median annual total remuneration of all employees (excluding the highest paid) was 99.3, a reflection of the change in pay currency (from real to dollar) due to the company's internationalization. Therefore, 8.02 was the ratio between the percentage increase in the annual total remuneration of the highest paid individual in the organization and the median percentage increase in the annual total remuneration of all employees (excluding the highest paid).

GRI 2-21 GRI 202-1

The overall amount of officers' and directors' compensation must be approved by the corporate bodies of the companies belonging to Inter&Co.

The **Corporate People and Compensation Committee** is responsible for reviewing the Officer Compensation policy on an annual basis, proposing corrections and improvements to the Board of Directors. In addition, consulting specializing in compensation periodically carry out salary surveys and review compensation models, ensuring that they are appropriate to the market and competitive.

.

Finally, the **Incentive Compensation Restitution Policy** instituted the clawback, which, in line with the rules established by the Securities and Exchange Commission (SEC), provides for the return of variable compensation and bonuses in cases where they have been caused by fraud or accounting inconsistencies.

[1] For the lowest salary paid by Inter, the lowest remuneration at Banco Inter's Administrative Headquarters was considered, according to the salary floor defined in the Collective Labor Agreement.



CHAPTER

07

Social and Relationships


Check our results
and get ready for 2024!
inter&co
INTR | Nasdaq Listed
Nasdaq

Inter&Co's relationship with the various stakeholders in its ecosystem is based on compliance with its values and **principles of corporate governance and social and environmental responsibility.**

In order for the company to achieve its objectives, these values are shared and applied in the relationships established with customers, investors, partners, suppliers, and other relevant stakeholders.

Investor Relations

The Investor Relations area adopts an approach based on Corporate Governance and Business Strategy, with **interactions guided by the values of transparency, partnership, security, experience, and innovation.**

Engaging with investors is crucial for the company to maintain its good reputation in the financial market and for it to be able to make increasingly sound and assertive strategic decisions, since these stakeholders provide valuable insights into internal and external issues that can affect the company.

In order for investors to be able to follow the company's progress, Inter&Co discloses its results through the preparation of Quarterly Reports and adoption of international standards for financial, management, and ESG reporting.

In addition, economic and financial information and management analyses are provided in relation to Inter&Co's consolidated performance in accordance with externally audited financial statements published on the Investor Relations website. Finally, the main documents are filed with the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

Customer Relations GRI 3-3

Inter&Co seeks to transform its customers' relationship with the financial market through technology that cuts out the middlemen in financial transactions and makes it possible to offer a complete set of products and services tailored to the needs, objectives, and profiles of its customers, providing a simple, intelligent, satisfying, and secure experience.

Customer Service



Interface with customers is guided by a set of policies and initiatives aimed at maintaining the excellence of its services.

The **Customer Service Program** defines service guidelines through specialized channels for resolving requests for information, questions about products and services, any complaints, as well as receiving suggestions or compliments and cancelling services and resolving problems in general.

Policy on Relations with Customers and Users of Financial Products and Services establishes company's guidelines and responsibilities in the context of these relationships.

In order to guarantee a satisfactory customer service experience, the company set up a process of **mapping the user experience** with the aim of identifying the positive and negative points in the interfaces, unfolding the insights into a set of initiatives, such as those listed below.

Centricity:
designed to get to know and develop strategies that suit the individual needs of each customer, the initiative organizes service teams in the search for solutions for recurring issues that impact on the individual customer experience.

Magnifying glass:
the internal Customer Care team monitors customer service on a daily basis to ensure adherence to the company's quality and processes and, through this monitoring, it is possible to identify customers' main "pains" and direct them to the responsible areas.

CX Day:
an event is held periodically, giving the company's employees the opportunity to serve the company's customers via live chat, with the help of the CX team. Since its launch in 2021, there have been more than 20 editions.

Finally, the customer service team takes part in a periodic training program on the company's services and products and are trained to resolve customer demands quickly and efficiently, with the aim of retaining and maintaining the standard of customer service, with humanized treatment as a guideline.

Customer Communications

FN-AC-270a.3

Ongoing communication with customers is aimed at conveying transactional and commercial information to keep them updated on their financial routine and on new products that may be of interest to them.

Transaction Communications

This way, via the Financial Super App or by e-mail, customers receive notifications about any transactions and activity in their account, such as credit card use, investments, etc. so that they can easily keep track of their day-to-day financial life.

Commercial Communications

The communication processes take into account the different stages of the customer's journey with the company and are managed by the CRM and Lifecycle teams, which seek to ensure the accuracy of the offer according to the customer's profile and at the right time, through the integrated application of methodologies and technologies, including artificial intelligence (AI).

A dedicated team supports these flows, assigned to manage channels and initiatives, aiming for the ideal experience for each customer. As a result of applying these various methodologies, **it was possible to increase customer engagement,** increasing its interactivity and conversion factors.

Customer Satisfaction

Customers are invited to evaluate the service channels and strategies adopted by the company to solve problems by means of satisfaction surveys, made available at the end of the service, with the aim of improving the strategies for resolving and agilely resolving demands. To measure customer satisfaction levels, the NPS (Net Promoter Score) methodology is used, which makes it possible to translate their experience with the institution into figures and track points for attention and process improvement.

85 points NPS
obtained among active customers in 2023

Partnerships in Brazilian Soccer

The company is also present in Brazilian sport, providing unique and exclusive experiences for its customers with their favorite teams. In 2022, it established its partnership as the official bank of **Clube Atlhetico Paranaense (CAP)** and, in 2023, it extended its partnership with CAP and **Fortaleza Esporte Clube** by also becoming the teams' shirt sponsor.

Customers who support these teams have the opportunity to obtain personalized cards with the clubs' logos and take part in unprecedented campaigns promoted by the bank.

As a way of sponsoring activities and events that inspire people to live out their passions, another important partnership in 2023 was with the **MRV Arena**. In addition to obtaining the sector naming rights for the upper section of the stadium, named the "Inter Sector", fans had experiences and emotional connections through immersive activities, such as the **Circuit of Experiences**, a passport consisting of 9 interactive activities in the stadium in which fans collected stamps and exchanged them for prizes.


FORTALEZA
SÓCIO
FURACÃO

Data Security and Customer Privacy

GRI 3-3 FN-CB-230a.2

Information security and the privacy of customers' personal data is one of Inter&Co's priorities, and it has an **operating model based on the principles of Confidentiality, Integrity, Availability, and Authenticity** in the handling of information. Security mechanisms and controls are adopted in accordance with **market frameworks** such as NIST, ISO/IEC 27002, ISO/IEC 27001, and CIS Controls. Other notable initiatives are listed below:

The company's operations and processes in information security and personal data privacy are regularly reviewed and analyzed proactively and preventively and, to ensure excellence in service, the company has increased levels of digitization and automation, while maintaining transparency in relation to security and privacy.

Information Security and Cybersecurity Policy

It presents a set of guidelines, practices, and controls aimed at protecting, complying with, and preserving information, in its various forms - such as written, physically and electronically stored, transmitted verbally, via e-mail, instant messaging, made available on audiovisual media, social networks, computer programs, application systems, and other forms of communication involving internal information.

Monitoring the Operational Controls Implemented

It aims to detect, prioritize, act on, and improve information security controls, structuring action plans.

Technical Forums

Discussion of metrics and critical issues in technical and executive forums, with a view to making effective decisions and aligning any action plans that address risks or new investment opportunities identified.

Audits

Conducted internally to identify possibilities for improving processes and external audits with market partners to explore possible new opportunities.

Protection of Information Assets

All information assets receive the appropriate level of protection and must be classified according to their importance and ownership. All information created or derived from business processes is the property of the organization and requires protection.

Promoting an Information Security Culture

Through a structured program, an essential training path is offered to employees, among other communication and training initiatives, such as Cyber Day, Cyber Talks, and Phishing Campaigns.

Cyber Day

An initiative that promoted a day of **immersion in content to make employees aware of the importance of cybersecurity,** through content published on the company's televisions, a chat with an expert on Zero Trust technology, and a memory game on the esplanade to test employees' knowledge of security and privacy.



Relationship with Suppliers

In order to deliver the best interaction experience with suppliers, Inter&Co establishes in its **Supplier Relationship Policy** a set of ethical governance standards to be followed by all, which must also meet legal requirements, regulatory and contractual standards, and the organization's Code of Ethics. Partners are expected to act in compliance with labor legislation, anti-corruption and anti-money laundering laws, and privacy and information security guidelines.

The Purchasing area is responsible for contracting suppliers. Its work is guided by a set of policies, guidelines, and standards that guide checking of requirements associated with the scope of the contract, technical and financial validation, and, in conjunction with other areas of the company, assessment of issues associated with social, environmental, and climate risks[1].

[1] No suppliers are selected based on social or environmental criteria

GRI 308-1 GRI 414-1

Suppliers in 2023 GRI 2-6

The technological nature of business model means that most of its suppliers are concentrated in the services category, which will account for 99% of the total spend in 2023.

1,877 Suppliers

R$ 1,6 BN spent

Main service categories

- Transaction authorizer
- *Cloud*
- Measurement and Online Publication
- Brand Expenses
- IT Services and Systems
- Self-Service Teller Service
- *Call Center*

By means of a system, every potential new national supplier undergoes an automated analysis of red flags, i.e. notes that could constitute potential risks involving the hiring of the third party. As a result of the items assessed in the automated due diligence, all potential suppliers with red flags undergo manual, individualized analysis by the Compliance and the Anti-Financial Crime area.

Supplier evaluation in 2023 GRI 308-2 GRI 414-2

1,565 **suppliers evaluated** (including new suppliers and contract renewals).

19.7% with red flags

Of all the red flags,

4.9% were associated with disreputable media and 2% of them dealt with socio-environmental issues.

1% received a negative opinion.

100%

of the suppliers assessed were certified with an assessment of integrity issues (compliance and AML) and/or information security and data privacy. There have been no cases of suppliers mapped that present risks of forced or compulsory labor. GRI 409-1

Integrity Due Diligence

Coordinated by the Compliance area, integrity Due Diligence is an approach based on advance knowledge of the risks involved in signing contracts, making it possible to define efficient controls to minimize them. In it, risks are evaluated in terms of reputation, conflicts of interest, and relationships with public entities, among others. In addition, all suppliers classified by Compliance as "High Risk" are included in the annual Compliance monitoring. No supplier was found to be involved in practices of labor analogous to slavery (consultation of the Ministry of Labor and Employment's list through the compliance tools adopted by the company). GRI 409-1

Anti-financial Crime Certification (AML)

The Anti-Financial Crime area adopts procedures aimed at assessing and mitigating execution of business with unreliable counterparties or those suspected of involvement in illicit activities, reducing the risk of damage to image/reputation and money laundering.

If the disreputable media are related to social, environmental, or climate issues, the supplier is also sent for manual review by the Operational Risks team, which will issue its opinion.

RO Certification (RSAC)

All suppliers belonging to categories classified as "High Exposure" to Social, Environmental, and Climate Risks (SEC) must have a formalized contract with a specific clause regarding compliance with legal obligations regarding SEC management.

Corporate Social Responsibility

GRI 3-3 GRI 413-1

Promoting positive impact and generating shared value for stakeholders is a fundamental part of Inter&Co's values and practices. In order to maximize its positive impact on society, the company has an area of activity dedicated to **Corporate Social Responsibility (CSR)**, which, as part of the Corporate Sustainability area, works in line with the **Five Pathways to Corporate Impact and Volunteering.**

Data from 2019 to 2023:

+R$16,4 Millions Private social investment

+80 Projects supported in the Volunteering Call for Proposals

+120 Social actions carried out

+950 Volunteer participations in social actions

Impact Paths

Institutional Actions

Carried out in conjunction with company's social partners, these are actions that promote positive social impact in line with the materiality of the business and the organizational strategy. In 2023, the highlight was the second round of the Orange Tech+ backend module project, which aimed to offer free IT training by prioritizing the distribution of scholarships with a focus on diversity.

Cumulative results (2022 to 2023):

+35,000 scholarships for participants, exceeding the initial diversity and inclusion target

+13,000 blacks **+7,000** women

1,640 people hired in the IT area

Thematic Actions

Social actions are carried out on commemorative dates, such as International Women's Day, Easter, the June Festivities (with Canjica Solidária), the Warm Clothing Campaign, Children's Day, Volunteers' Day and Christmas, in which it allows employees to act as Volunteers and have a positive impact on the lives of those who benefit from the actions. In 2023, the main highlight was the Christmas Solidarity Network, **which for four consecutive years has been the most important thematic action on the volunteer agenda**

Christmas Solidarity Network

Held every December, the 2023 edition of the Christmas Solidarity Network was the result of the union of a network of 12 large organizations from Minas Gerais that work to strengthen sustainable development in line with the Sustainable Development Goals (SDGs).

The initiative included educational activities, theaters, and lectures aligned with the materiality of each participating company, impacting on more than 3,200 children and young people from the Cidade dos Meninos of the Sistema Divina Providência. The topic of Financial Education was presented in an accessible and innovative way through storytelling and music.

The joy and welcome of the Christmas festivity was represented by an #InterVoluntario [#InterVolunteer] playing Santa Claus, recreational activities, and the distribution of 1,205 gifts donated by Inter&Co and the Marum Patrus Institute.

GRI 413-1

Emergency Actions

The scope of social actions also includes a section dedicated to emergency humanitarian aid, which is needed to help victims of disasters. In 2023, the partnership with the Brazilian Red Cross - Minas Gerais Branch - was maintained in the SOS Chuvas campaign, in favor of immediate assistance to people in situations of vulnerability and risk, affected by the heavy rains in the state of Minas Gerais. The donations collected were converted into digital food baskets, i.e. food vouchers for the homeless and displaced.

Call for Volunteers

Offering of opportunities for financial support, through biannual calls for proposals, to boost volunteering activities in social projects supported by its employees. As well as expanding the portfolio of social institutions to be supported, each year the action strengthens the sense of belonging of the employees who register their initiatives.

Tax Incentive Laws

Since 2022, the company has been promoting institutions that support causes such as education, sports, and care for the elderly. In 2023, in addition to continued support, planning began for integration initiatives between the projects supported by the Laws, with a view to carrying out joint actions between the different projects to maximize synergies and the social impact obtained.

+ 8,5 million earmarked for Incentive Law projects in 2023

Corporate Volunteering


inter

Corporate Volunteering Program has the motto **"Those who do good go further!"**, a purpose that reinforces the values of the organizational culture, especially Doing it Together and Spark, as well as boosting employee participation, belonging and the development of soft skills.

To highlight and recognize the employees most engaged in volunteer work, two awards are offered every year: Volunteer of the Year and Volunteer "X". In the 2023 edition, awards were given to employees Mirlene Maria Fernandes, for her outstanding and leading role in the group's actions, and Carolinne Santos Rodrigues, for her multiplier power in influencing the largest number of colleagues to take part in social actions.

Financial Education

GRI 3-3

Financial Education is a fundamental pillar of Inter&Co's strategy, which sees the topic as an instrument to empower people to make responsible and intelligent decisions in their financial lives. The subject is worked on across the company through informative and personalized content for customers, among other initiatives.

Financial Education Content

Blog:

Free content on Financial Education.

98 articles

Were written on the topics of **'Taking care of your money'**, **'Digital account'**, and **'For the entrepreneur'**.

+15,000 views

Social networks:

3,6 Million

Engagement in content related to Financial Education on social media.

Websséries:

The "Finance in Practice" and "Investing in Practice"

are available for access on website and YouTube channel.

In 2023:

+285,000 views

+22,000 people accessing the webpages and following the episodes.


finanças
na prática
Por que controlar
as suas finanças?

Financial Control Tool

100% Free

Availability of spreadsheets for the corporate and MEI public 100% free of charge, on the contents DRE (Income Statement) and Financial Control.



Mil Contra podcast:

With Financial Education and Entrepreneurship content. In 2023, 6 episodes were produced.


mil 0001
contra
Redes sociais
na Black Friday

264,000 views on YouTube.

WG Financial Education

A milestone in the 360º integration of Financial Education in the company was the creation, in 2023, of the **Financial Education Working Group (WG)**, which brings together representatives from various business areas capable of contributing to the incorporation of financial education in all its verticals.

29 Employees

20 Areas of activity

Focus on 2023: Diagnosis, through analysis of data and regulations, critical analysis of products and services, and identification of impacts.

Featured Financial Education Initiatives

Inter Educa Platform

This is an educational initiative that provides content focused on financial education, promoting training, learning, and interaction with various topics that touch on the subject, completely free of charge. One of the highlights is the course "On the trail of the stock market - Money in action [Na trilha da bolsa-Dinheiro em ação]", produced by experts and influencers and divided in:

7 modules | **24** lessons | **+22,000** people active on the platform in 2023.

Compass

Launch of its own financial planning feature in the Super App, called Compass, in July of 2023. The feature allows customers to organize and monitor their finances in a simple way, integrated with the Super App statement. With the tool, customers can categorize their transactions, manage income and expenses in a single place, and view income and expenses through graphs within the super app according to the period chosen. In addition, Compass also allows customers to access free content in the form of articles and videos with a shortcut to the Sustainable Living section.

+1,2 million customers accessed the tool.

+Social Value (+Valor Social)

With an author's financial education trail, the project aims to provide training on the subject for various audiences through the voluntary work by employees who are experts in financial education and who are the teachers of the course. The focus of the project is to bring financial education to social institutions, public schools, and other audiences.

+Valor Social aims to impact 100 thousand people by 2030 through training, in line with target **4.4 of SDG 4 -** Quality education of the 2030 Agenda.

4 QUALITY EDUCATION

By 2030, substantially increase the number of young people and adults who have relevant skills, including technical and professional skills, for employment, decent work, and entrepreneurship.

Financial Education in the Customer Service Journey

A proprietary methodology is applied, aiming at an appropriate and inclusive relationship with customers, combined with mitigation of risks associated with the profiles. The **personalized service journey** allows risk mitigation strategies to be defined according to the different customer profiles and based on an understanding of the ways in which the business can impact on their financial life.

The **Work Instruction for Serving Vulnerable Members of the Public** establishes rules for efficiently serving people who are more likely to make less conscious and effective financial decisions. There is a standard in which the different levels of risk to which these people are susceptible are mapped according to a vulnerability matrix methodology, and tools are applied to protect them.

The **Customer Relations and Financial Products and Services Users Policy** includes a specific guideline on Financial Education.

Vision of the Future

For 2024, in response to Joint Resolution No. 8 of the Central Bank and the National Monetary Council (CMN), governance of the issue will be advanced internally through the creation of a **Financial Education Policy.**

The Policy will be the beacon for the institution's financial education measures, while also discussing criteria for producing content, creating and evolving functionalities and personalizing service.

Projects will be developed to offer Financial Education content to 100% of the customer base by the end of 2024, along with measurement of reach and impact.

Strategic Partnerships

GRI 2-28

Inter&Co integrates various initiatives in line with its commitment to contribute to an economically efficient, sustainable, and safe financial system.

Brazilian Banking Association (ABBC):

Coordinator of the Social Responsibility Committee, member of the Compliance Committee and of working groups in the areas of Accounting and Tax Affairs, Legal Affairs, Ombudsman, Treasury, and Risk Management, among others

Brazilian Federation of Banks (Febraban):

Members on the Accounting Affairs, Internal Audit, Foreign Exchange and Foreign Trade, Compliance, Rural Credit, Risk Management, Innovation and Technology, Treasury Operations, Ombudsman, AML, Fraud Prevention, Human Resources, and ESG committees. Also a member of the Financial Education Squad. .

Brazilian Institute of Corporate Governance (IBGC):

Member of the Institute, demonstrating commitment to following the best corporate governance practices.

Brazilian Association of Real Estate Credit and Savings Entities (ABECIP):

Member of the Legal Committee.

Brazilian Association of Financial and Capital Market Entities (ANBIMA):

Member through Inter&Co DTVM (conglomerate) and is a member of the Distribution Forum and thematic working groups.

Global Compact Brazil:

Signatory to the Global Compact since 2020 and also participates in the related regional institutions: Desafio [Challenge] 2030 Network and HUB ODS MG.

Cooperation for Development and Human Housing:

Member of the Minas Gerais Corporate Volunteering Committee (CMVC).

Ethos Institute:

Member of the Institute, demonstrating commitment to social responsibility and corporate sustainability.



CHAPTER

08

Natural

Eco-efficiency

Banco Inter's business model, characterized by offering products and services completely digitally, without the need for physical branches, and its pioneering role as the first Brazilian bank to operate 100% in the cloud, demonstrate its **alignment with a low-carbon economy.**

97% more eco-efficient [1]

per million customers in its operations when compared to the big traditional players, according to 2022 data.

Inter&Co's commitment to the environment goes beyond the inherent characteristics of Banco Inter's business model:

- Since 2019, it has carried out an inventory of its greenhouse gas emissions.
- Offsets its emissions through the purchase of carbon credits and renewable energy certificates.
- Purchase of recycling credits.
- Develops energy efficiency projects and launches environmental initiatives to train employees and raise awareness among customers.

[1] The indicator is calculated by collecting the following data from five large financial institutions: Scope 1, 2, and 3 greenhouse gas emissions, water and energy consumption data, and business information. The data is collected from the institutions' official sources (EPR - GHG Protocol, Annual Report, and Quarterly Releases).

Part of this successful trajectory is the **partnership** with Amazon Web Services (AWS), established since 2018 as the right choice for uniting technology and innovation in favor of operational efficiency, scalability, security, and reducing environmental damage. The partnership allowed the company to migrate its entire database to the cloud infrastructure, increasing its capacity to open accounts, transit and store operational data, and avoid the energy consumption and waste generation associated with physical data centers.

AWS has made a major commitment to power all its operations with 100% renewable energy by 2025.

This partnership continues to generate benefits for the business and the environment, as demonstrated by the proprietary Inter Gateway technology presented in the Innovation chapter. With its multiregion architecture and AWS Graviton processors, **the company has achieved better technology performance, significant cost savings, and 60% less energy consumption.**

Digital Real Estate Reports

In loans underwritten by Banco Inter in which real estate is sold, the traditional method of inspection and appraisal of the real estate under appraisal was done in person, with appraisers going to the site for the appraisal. Since January 2023, the company has implemented a **100% digital** appraisal **process** for apartments valued between R$150,000 and R$2 million, except for penthouses and single family homes, which has reduced the environmental impact associated with appraisers traveling.

Energy Efficiency

The head office, located in Belo Horizonte (MG), is certified by the international Leadership in Energy and Environmental Development (LEED) seal, in the Gold grade category, and by the Procel energy efficiency seal.

Aiming for continuous improvement, the company's Engineering team improves the building's energy efficiency every year by developing in-house solar and wind energy projects.

Energy consumption within the organization[1]

GRI 302-1

12,753,154.8
Megajoules
Total energy consumption[2]

Total consumption of fuels:

1,151,794 m³
Dry natural gas[3]

Renewable Energy Certificate

I-RECs (International Renewable Energy Certificates) are renewable energy certificates obtained by Banco Inter to prove that all the electricity consumed in the head office was generated by a hydroelectric renewable source. Through I-REC, it is possible to trace and guarantee the origin and quantity of renewable energy consumed.

Sustainability Catalyst Idea



Employee Pedro Quadros received an award from the intrapreneurship program Sustainability Catalysts, for his energy efficiency projects. In the first project, solar panels were installed on the brises of the 21st floor to increase the generation of photovoltaic energy in the building. In another project, a prototype wind turbine was installed on the 26th floor made from reused pet bottles. Efficiency data is being collected in order to evaluate replication of the projects.

[1] *Data obtained from meters.*

[2] *Total energy consumption includes air conditioning consumption for cooling and/or heating purposes. No steam was consumed.*

[3]Consumption is of dry natural gas for the backup power generator.

[4] Total consumption of fuels from renewable sources: 0

Water consumption

Along the same lines as energy efficiency projects, water efficiency projects have also been developed and implemented at Banco Inter.

7,694

Total water consumption of all areas in megaliters [1]

GRI 303-5

[1] There was no water consumption in water-stressed areas and no changes in water storage.

Air conditioning

Saving 60% water

Reuses rainwater in the operation of its cooling system

Bathrooms

Saving 41% water

Reusing gray water in basins and urinals. Additionally, all the taps have aerators and an automatic shut-off mechanism, which helps prevent waste.

Washing the outside area

Rainwater is also used for irrigation and washing the outside area.

Waste management

GRI 306-1 GRI 306-2

Waste management is carried out in partnership with an outsourced company with the aim of ensuring that all stages, from waste generation to disposal, are carried out correctly.

The waste generated by business's activities, most of which is non-hazardous, is stored in its own space on the first floor until it is collected by the service provider. Organic waste is collected weekly and moved according to the Waste Transportation Manifest (MTR) and weighed at the landfills.

The Waste Movement Declaration (DMR) guarantees traceability and provides consolidated data on waste generation during the period, and its results are evaluated internally by Sustainability team to diagnose and improve internal waste management practices.

In turn, recyclables are collected on demand, most of which are sold to specialized recycling companies and the rest donated to the Belo Horizonte Waste Pickers Association.

Waste Generated:

GRI 306-3 GRI 306-4 GRI 306-5

Hazardous waste

0.02 tons
Batteries

0.39 tons
Lightbulbs

0.14 tons
Electronic products

Non-hazardous waste

4.97 tons
Paper and cardboard

162.42 tons
Organic waste[1]

0.29 tons
Plastic

0.4 tons
Glass

[1] Organic waste are the only waste destined for final disposal, the rest not being destined for final disposal.

As for other waste generated in the operation, such as electronics, there are disposal points for batteries. The disposal of computers is the task of the company that manufactures them, as defined in the leasing contracts. This means that Apple, the supplier of most of the company's electronic materials, is responsible for their proper disposal, such as recycling and reusing all its by-products, following circular economy guidelines.

To engage employees in environmental conservation initiatives, is offered Recycling training, available on the Inter Academy corporate education platform. The program not only instructs on the proper separation of waste, but also promotes correct use of waste garbage cans, with the aim of increasing the amount of materials suitable for recycling.

Recycling Credits

Inter&Co recognizes the importance of addressing the environmental impacts related to the production and issuance of plastic for cards and paper used in bank deliverables sent to customers. As part of this commitment, since 2022 a partnership has been established between the Cards and Corporate Sustainability areas to accurately measure the total weight of these materials.

To offset the impact of this waste, recycling credits are purchased from the company **Eu Reciclo**, ensuring that the same amount of plastic and paper sent to customers is recycled through the efforts of recycling cooperatives in Brazil, in proportion to the geographical distribution of customers.

[1] In order to improve the management of card manufacturing, all material losses in the manufacturing process are mapped. In 2023, 97,965 cards were not delivered to customers and, for 2024, Banco Inter will continue to recycle this material.

Total offset in 2023:

Plastic	Role
47.072 tons	122.388 tons

GHG emissions

The company's digital business model is aligned with a low-carbon economy, and as a way of making its impact on this issue transparent, since 2019 the main sources of direct and indirect greenhouse gas emissions have been measured and the data reported through the Public Registry of Emissions of the Brazilian GHG Protocol Program. The GHG Protocol is an international tool that helps and encourages companies and governments to measure and manage their greenhouse gas emissions.

Since its first emissions inventory, the company has been recognized with the GHG Protocol Gold Seal for the transparency and completeness of its published data, which undergoes external verification.

Learn More:

The GHG Protocol (Greenhouse Gas Emissions Protocol) is a program that provides accounting standards for greenhouse gas emissions and removals for the public and private sectors. Organizations are encouraged to report according to three scopes:

Scope 1

Direct greenhouse gas emissions produced by the organization's operations and therefore under its direct control.

Scope 2

Indirect emissions from the purchase of electricity for use in the organization's operations.

Scope 3

Indirect emissions associated with the organization's activities, but which are not controlled by the organization, such as those resulting from the supply chain, the transport of products, business travel, employee commuting, among others.

GHG emissions by scope (tons of CO2 - tCO2e)

GRI 305-1 GRI 305-2 GRI 305-3

	2022	2023
Scope 1	**2.43**	**2.87**
Stationary combustion	2.39	2.38
Fugitive emissions	0.04	0.49
Scope 2	**153.08**	**135.83**
Purchase of electricity	153.08	135.83
Scope 3	**1,006.65**	**1,932.05**
Solid waste generated	118.89	230.61
Business trips	304.08	883.41
Employee commuting	4.99	479.60
Downstream transportation and distribution	578.68	338.43

Note: The data was obtained in accordance with the standards, methodologies, assumptions, and calculation tools of the Brazilian GHG Protocol Program, and was verified through an external audit.

Over the years, it is possible to observe stability, with small reductions, in emissions in scopes 1 and 2, due to the digital business model and energy efficiency projects. Scope 3, on the other hand, shows the biggest increase[1] compared to 2022, with business trips standing out.

With the internationalization of the company and the expansion of the business to the USA, the flow of international travel increased, which was reflected in the observed increase in emissions.

[1] *The increase in employee commuting emissions is due to the fact that car emissions are not be accounted for in 2022.*

Offsetting GHG emissions

Since 2020, greenhouse gas emissions haven been offset through instruments such as the purchase of carbon credits and renewable energy certificates, supporting forest conservation projects in the Amazon and Brazilian renewable energy projects.

Although its emissions are low compared to other players in the segment, the company does not renounce offset actions as part of its commitment to take part in tackling climate change. The financial conversion for the projects has a positive impact not only on benefiting communities but also on the environment as a whole.

Carbon Credits

The purchase of carbon credits allows the company to finance environmental projects that reduce its greenhouse gas emissions elsewhere, as a mechanism for offsetting these emissions.

In 2023, it continued to offset its emissions by purchasing carbon credits to finance projects associated with the materiality or commitments of the Sustainability area to combat climate change.

Projects supported in 2023 through the purchase of carbon credits:



Assú V Solar *Power Plant*

The Assú V photovoltaic plant is a green field project, located in the municipality of Assú (RN), with 30 MW of installed capacity. The project is an important renewable, clean, and unconventional alternative for electricity generation in Brazil, contributing to diversification of the country's electric grid. It is estimated that the project will contribute to reducing emissions by 45,893 tCO_2e/year.



Ecoparque Guatapará

is a pioneer in the interior of São Paulo in generating electricity from the biogas produced by household waste collected daily in 20 towns in the Ribeirão Preto region (SP). Through its activities, the project contributes to a real, permanent, and measurable reduction in GHG emissions, a reduction in the emission of local pollutants, and generation of renewable energy. The reduction or removal of GHG is estimated at 334,496 tCO_2e per year.



Envira Amazônia REDD+

promotes the conservation of more than 39,000 hectares of forest in the state of Acre, in northern Brazil, preserving the region's rich biodiversity and a wide range of ecosystem services and generating benefits for local communities. In the first 10 years of the project, 12,6 million metric tons of carbon dioxide emissions are expected to be released.

The project is certified by the Climate, Community, and Biodiversity Standard Third Edition.

ESG Integration: Carbon calculator

In the Sustainable Living platform of the Super App, a Carbon Calculator is available, in partnership with GSS Carbon, which enables customers to measure their individual GHG emissions and offset them by purchasing certified carbon credits.

The calculator aims to be a tool for raising awareness among customers about the climate emergency. For this reason, the journey through the tool makes it very clear how consumption and logistics are related to greenhouse gas emissions and their impact. Knowledge snippets and comparative metrics were included within the functionality, such as the relevance of greenhouse gases and the conceptualization of carbon footprint, carbon offsetting, and carbon credits.

In 2023

+4,300 **customers accessed the Carbon Calculator**

Customers can offset their emissions through two projects, which are certified by the UN's Clean Development Mechanism (CDM) and Verra:

Sustainable Recovery Units (UVS), a case as the first landfill project to obtain carbon credit certification

Renewable Energy Generation, focused on wind farms that generate a range of positive environmental, social, and economic impacts.



Ana Luiza Franco
Chief Legal, Governance, and Compliance Officer at Inter&Co

Vision of the Future

We close 2023 with **many reasons to celebrate**. One of the main ones was the **success of our 60-30-30 strategic plan**, in which we reached 30 million customers, a 54.5% efficiency ratio and a 5% ROE. This success has reinforced our strategic, collaborative, and entrepreneurial approach, with a focus on building an ever-better company.

We have a **solid technological base** that allows us to be pioneers and respond quickly to the different changes that occur. With high data processing capacity and increasing use of artificial intelligence systems, we will continue to constantly improve our processes, products, and services. We will maintain our dedication to **research and development of emerging technologies**, being proactive in adapting and responding to the rapid transformations that these technologies bring.

Inter&Co's governance structure is solid, and has also been changing over the years as the company has evolved its business and processes. Inter&Co's Board of Directors was strengthened with the arrival of **two new board members**, who brought important gender and nationality diversity, ending 2023 with a **composition of 50% independent members.**

In addition, we had **other important advances in governance**, such as the creation of an Internal Audit Department, adaptation of compliance and integrity policies to reflect the regulations applicable in the USA, approval of the Insider Trading Policy and the Clawback Policy.

Finally, **Banco Inter's Compliance Program was awarded the Pro-Ethics Seal 2023,** offered by the Office of the Comptroller General (CGU) to companies committed to fighting corruption and fraud. In 2024, we continue to strengthen our culture of governance based on principles such as transparency, accountability, integrity, and corporate responsibility.

The ESG strategy will be renewed, in line with the new materiality established in 2023, **to drive the realization of our purpose of unlocking possibilities for a smart financial life for our customers**. This will be achieved through intentional **financial education** offerings integrated into the Super App ecosystem, with **innovation and technology** permeating all our actions.

We would like to thank our employees, clients, investors, and other stakeholders who have accompanied us on this journey. We're excited to keep going even further in 2024!

Best regards,

Ana Luiza Franco
Chief Legal, Governance, and Compliance Officer at Inter&Co



GRI Summary

Topic	Code	Requested Metrics	Page(s) or information
Organizational Profile			
GRI 2: General Disclosures 2021	2-1	Organizational details	27
	2-6	Activities, value chain and other business relationships	7, 53, 110
Governance			
GRI 2: General Disclosures 2021	2-9	Governance structure and composition	30, 31
	2-10	Nomination and selection of the highest governance body	35
	2-11	Chair of the highest governance body	31
	2-12	Role of the highest governance body in overseeing the management of impacts	27, 31, 38
	2-13	Delegation of responsibility for managing impacts	38
	2-14	Role of the highest governance body in sustainability reporting	Inter&Co's Board of Directors and Executive Board are responsible for analyzing and approving the information contained in this report, including the organization's material topics. The analysis and approval process was conducted through ordinary and extraordinary meetings held during 2023, in addition to the interactions that the Governance team promotes between members of the Board of Directors and other technical areas of the organization.
	2-15	Conflicts of interest	46
	2-16	Communication of critical concerns	47
	2-17	Collective knowledge of the highest governance body	35
	2-18	Evaluation of the performance of the highest governance body	36
Strategy			
GRI 2: General Disclosures 2021	2-22	Statement on sustainable development strategy	3
	2-23	Policy commitments	41
	2-24	Embedding policy commitments	41
	2-25	Processes to remediate negative impacts	47, 48
	2-26	Mechanisms for seeking advice and raising concerns	47
	2-27	Compliance with laws and regulations	In the year 2023, Inter&Co. Inc. had only one fine, in the amount of R$60,000.00, for the delay in sending the document DF/2022, provided for in art. 22, III, and art. 27, § 2, of CVM Resolution No. 80/2022.
	2-28	Membership associations	119
Employement			
GRI 2: General Disclosures 2021	2-7	Employees	85
	2-8	Workers who are not employees	The People department did not manage outsourced workers until 2023, and this management is the responsibility of each company where the outsourced workers are employed. The number of outsourced workers is collected by the Access Management department, which is able to identify, according to each employee's access profile, whether or not they are outsourced. According to these figures, 2023 ended with 3,297 outsourced workers, of whom 2,116 are women (64.4%), 1,168 are men (35.6%), and 13 could not be identified. The majority of outsourced workers (2,149; 65.2%) are from the Customer Experience area. We do not consider the number reported in this indicator in other indicators.

Remuneration			
GRI 2: General Disclosures 2021	2-19	Remuneration policies	101, 102
	2-20	Process to determine remuneration	101, 102
	2-21	Annual total compensation ratio	102
Stakeholder Engagement			
GRI 2: General Disclosures 2021	2-29	Approach to stakeholder engagement	24
	2-30	Collective bargaining agreements	94
Reporting practices			
GRI 2: General Disclosures 2021	2-2	Entities included in the organization's sustainability reporting	15
	2-3	Reporting period, frequency and contact point	2023, Annual,sustentabilidade@inter.co The financial and sustainability report covers the period from 01/01/2023 to 12/31/2023.
	2-4	Restatements of information	15
	2-5	External assurance	The information contained in the 2023 Sustainability Report has been subjected to external verification by Bureau Veritas
Approach to material themes			
GRI 3: Material Topics 2021	3-1	Process to determine material topics	18
	3-2	List of material topics	19, 21
	3-3	Management of material topics	24, 37, 41, 59, 71, 81, 92, 105, 108, 112, 115
Material Topics			
Employee health, well-being and safety			
GRI 3: Material Topics 2021	3- 3	Management of material topics	92
GRI 401: Employment 2016	401-2	Benefits provided to full-time employees that are not provided to temporary or parttime employees	94
	401-3	Parental leave	94
GRI 403: Occupational Health and Safety2018	403-1	Occupational health and safety management system	96
	403-3	Occupational health services	95
	403-4	Worker participation, consultation, and communication on occupational health and safety	95
	403-6	Promotion of worker health	93, 94
	403-8	Workers covered by an occupational health and safety management system	96
	403-9	Work-related injuries	There was no record of an accident at work with serious consequences in 2023. Two accidents at work recorded, the main causes of which were related to the commute from home to work or from work to home. The management of outsourced workers, on the other hand, is the responsibility of the company from which they were hired. Regular inspections of areas and monitoring of working conditions make it possible to detect situations that pose a risk to employees and to take early action. One of the measures taken to minimize the risks of accidents at work and eliminate other hazards was the creation of an action plan with safety measures, which serves as a guideline for the sector responsible for building maintenance. The total number of hours worked by all employees in 2023 was 7522697:42:00 hours (number of working days, multiplied by the monthly working hours).

Institutional integrity			
GRI 3: Material Topics 2021	3-3	Management of material topics	41
GRI 409: Forced or Compulsory Labor 2016	409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labor	111
GRI 205: Anti-corruption 2016	205-1	Operations assessed for risks related to corruption	45
	205-2	Communication and training about anti-corruption policies and procedures	45
	205-3	Confirmed incidents of corruption and actions taken	45
Innovation and technology			
GRI 3: Material Topics 2021	3-3	Management of material topics	71
Customer experience			
GRI 3: Material Topics 2021	3-3	Management of material topics	105
Information security and privacy of personal data			
GRI 3: Material Topics 2021	3-3	Management of material topics	108
Risk management			
GRI 3: Material Topics 2021	3-3	Management of material topics	37
GRI 308: Supplier Environmental Assessment 2016	308-1	New suppliers that were screened using environmental criteria	110
	308-2	Negative environmental impacts in the supply chain and actions taken	111
GRI 414: Supplier Social Assessment 2016	414-1	New suppliers that were screened using social criteria	110
	414-2	Negative social impacts in the supply chain and actions taken	111
Financial Education			
GRI 3: Material Topics 2021	3-3	Management of material topics	115
Sustainable products, services and processes			
GRI 3: Material Topics 2021	3-3	Management of material topics	81
Sustainable investment			
GRI 3: Material Topics 2021	3-3	Management of material topics	59
Responsible corporate and individual behavior and practices			
GRI 3: Material Topics 2021	3-3	Management of material topics	112
GRI 405: Diversity and Equal Opportunity 2016	405-1	Diversity of governance bodies and employees	90, 91
GRI 413: Local Communities 2016	413-1	Operations with local community engagement, impact assessments, and development programs	112, 113
GRI 206: Anti-competitive Behavior 2016	206-1	Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	45

inter&co

Disclousures Extras			
Emissions			
GRI 305: Emissions 2016	305-1	Direct (Scope 1) GHG emissions	127
	305-2	Energy indirect (Scope 2) GHG emissions	127
	305-3	Other indirect (Scope 3) GHG emissions	127
Energy			
GRI 302: Energy 2016	302-1	Energy consumption within the organization	122
Water and Effluents			
GRI 303: Water and Effluents 2018	303-5	Water consumption	123
Waste			
GRI 306: Waste 2020	306-1	Waste generation and significant waste-related impacts	124
	306-2	Management of significant wasterelated impacts	124
	306-3	Waste generated	124
	306-4	Waste diverted from disposal	124
	306-5	Waste directed to disposal	124
Market Presence			
GRI 202: Market Presence 2016	202-1	Ratios of standard entry level wage by gender compared to local minimum wage	102
	202-2	Proportion of senior management hired from the local community	85
Training and Education			
GRI 404: Training and Education 2016	404-1	Average hours of training per year per employee	98
	404-2	Programs for upgrading employee skills and transition assistance programs	97, 99
	404-3	Percentage of employees receiving regular performance and career development reviews	101
Emplyement			
GRI 401: Employment 2016	401-1	New employee hires and employee turnover	87
Economic Performance			
GRI 201: Economic Performance 2016	201-1	Direct economic value generated and distributed	52

SASB Summary

SUSTAINABILITY DISCLOSURE TOPICS

Topic	Code	Requested Metrics SASB	Page(s) or information
Asset Management & Custody Activities			
Incorporation of Environmental, Social, and Governance Factors in Investment Management & Advisory	FN-AC-410a.2	Description of approach to incorporation of environmental, social and governance (ESG) factors in investment or wealth management processes and strategies	59
Transparent Information & Fair Advice for Customers	FN-AC-270a.3	Description of approach to informing customers about products and services	106
Commercial Banks			
Activity Metrics	FN-CB-000.B	(1) Number and (2) value of loans by segment: (a) personal, (b) small business, and (c) corporate	55
Data Security	FN-CB-230a.2	Description of approach to identifying and addressing data security risks	108
Business Ethics	FN-CB-510a.2	Description of whistleblower policies and procedures	47
Systemic Risk Management	FN-CB-550a.2	Description of approach to integrate results of mandatory and voluntary stress tests into capital adequacy planning, longterm corporate strategy, and other business activities	40
Consumer Finance			
Activity Metrics	FN-CF-000.A	Number of unique consumers with an active (1) credit card account and (2) pre-paid debit card account	56
	FN-CF-000.B	Number of (1) credit card accounts and (2) pre-paid debit card accounts	56
Investment Banking & Brokerage			
Professional Integrity	FN-IB-510b.4	Description of approach to ensuring professional integrity, including duty of care	41

Letter of Assurance

GRI 2-5

BUREAU VERITAS

DECLARAÇÃO DE ASSEGURAÇÃO INDEPENDENTE

APRESENTAÇÃO

O BUREAU VERITAS CERTIFICATION BRASIL (BUREAU VERITAS) foi contratado pela Banco Inter, para conduzir uma verificação independente do seu Relatório de Sustentabilidade do ano de 2023 (doravante denominado Relatório).

As informações publicadas no Relatório são de inteira responsabilidade da administração do Banco Inter. A responsabilidade do BUREAU VERITAS encontra-se definida conforme escopo abaixo.

ESCOPO DA ASSEGURAÇÃO

O escopo da verificação realizada no Relatório do Banco Inter abrange os Padrões e Princípios1 da *Global Reporting Initiative* (GRI) para Relatórios de Sustentabilidade e se refere à prestação de contas do período de 01 de Janeiro a 31 de Dezembro de 2023.

Esta Declaração está assegurada com base nos protocolos do BUREAU VERITAS para avaliação da veracidade do conteúdo e seu alinhamento com os aspectos da GRI "*Sustainability Reporting Standards*" (*Universal Standards 1, 2 e 3 - versão atualizada 2021*) e também com os "*Topic Standards*" (*GRI 200, GRI 300 e GRI 400 - versão atualizada 2021*), de acordo com os temas materiais identificados pela Banco Inter ., por meio do processo descrito no Item de Metodologia.

O Banco Inter preparou o seu Relatório de Sustentabilidade "em conformidade" com as Normas GRI (2021), satisfazendo os critérios estabelecidos pela GRI.

Para o escopo da *Sustainability Accounting Standards Board* (SASB) foram verificados 12 indicadores para o setor.

A elaboração, apresentação e conteúdo do Relatório são de inteira responsabilidade da administração do Banco Inter. O BUREAU VERITAS é responsável por fornecer uma opinião independente às Partes Interessadas, de acordo com o escopo de trabalho definido nesta Declaração. Desta forma, o BUREAU VERITAS não fez parte da preparação de nenhum material incluído no referido Relatório.

METODOLOGIA

O processo de verificação se pautou nas atividades relacionadas abaixo:

- Entrevistas com responsáveis pelos temas materiais e pelo conteúdo do Relatório;
- Verificação remota acerca dos processos corporativos e operacionais incluindo os indicadores materiais GRI e SASB, além de amostragem das informações;
- Análise de evidências documentais fornecidas pelo Banco Inter para o período coberto pelo Relatório (2023), conforme descrito no Item Escopo;
- Avaliação dos sistemas utilizados para compilação de dados inseridos no Relatório;

1. Exatidão, Equilíbrio, Clareza, Comparabilidade, Completude, Contexto da Sustentabilidade, Tempestividade e Verificabilidade.

- As informações econômicas apresentadas no Relatório foram verificadas especificamente frente aos princípios de Equilíbrio e Completude da GRI.

CONSTATAÇÕES, RECOMENDAÇÕES E PONTOS DE MELHORIA

Como resultado do processo de verificação, nada chegou ao nosso conhecimento que pudesse indicar que:

- As informações prestadas no Relatório não sejam equilibradas, consistentes e confiáveis;
- O Banco Inter não tenha estabelecido sistemas apropriados para coleta, compilação e análise de dados quantitativos e qualitativos, utilizados no Relatório;
- O Relatório não seja aderente aos Princípios para definição de conteúdo e qualidade do Padrão GRI para relatórios de sustentabilidade e não atenda aos critérios da opção Essencial.

CONCLUSÃO

Com base na amostragem do que foi verificado e nas documentações apresentadas pelo Banco Inter, sobre o conteúdo do Relatório de Sustentabilidade do ano base de 2023, nada chegou ao nosso conhecimento que nos leve a acreditar que as informações constantes no Relatório de Sustentabilidade não foram preparadas de acordo com as diretrizes da GRI e SASB *Standards* conforme escopo definido nesta Declaração de Asseguração.

- Análise das atividades de engajamento com partes interessadas (*stakeholders*) desenvolvidas pelo Banco Inter;
- Avaliação da sistemática utilizada para determinação dos aspectos materiais incluídos no Relatório, considerando o contexto da sustentabilidade e abrangência das informações publicadas.

O nível de verificação adotado foi o Limitado, de acordo com os requisitos da norma ISAE 30002, incorporados aos protocolos internos de verificação do BUREAU VERITAS.

DECLARAÇÃO DE INDEPENDÊNCIA E IMPARCIALIDADE

O BUREAU VERITAS CERTIFICATION é uma empresa independente de serviços profissionais especializado na gestão de Qualidade, Saúde, Segurança, Social e de Meio Ambiente com mais de 185 anos de experiência em serviços de avaliação independente.

O BUREAU VERITAS implantou e aplica um Código de Ética em todo o seu negócio para garantir que seus colaboradores mantenham os mais altos padrões em suas atividades cotidianas. Somos particularmente atentos a prevenção no que concerne ao conflito de interesses.

A equipe de verificação não possui qualquer outro vínculo com o Banco Inter, que não seja a verificação independente do Relatório de Sustentabilidade. Entendemos que não há qualquer conflito entre outros serviços realizados pelo BUREAU VERITAS e esta verificação realizada por nossa equipe.

A equipe que conduziu esta verificação para o Banco Inter possui amplo conhecimento em verificação de informações e sistemas que envolvem temas ambientais, sociais, de saúde, segurança e ética, o que aliado à experiência nessas áreas, nos permite um claro entendimento sobre a apresentação e verificação de boas práticas de responsabilidade corporativa.

LIMITAÇÕES E EXCLUSÕES

Exclui-se desta asseguração qualquer avaliação de informações relacionadas à(ao):

- Atividades fora do período reportado;
- Declarações de posicionamento (expressões de opinião, crença, objetivos ou futuras intenções) por parte do Banco Inter;
- Exatidão de dados econômico-financeiros contidos neste Relatório, extraídas de demonstrações financeiras, verificadas por auditores independentes;
- Inventário de emissões de Gases de Efeito Estufa (GEE), incluindo dados de energia;
- Dados e informações de empresas coligadas ou colaboradores terceirizados, sobre as quais não há controle operacional por parte da Banco Inter.

As seguintes limitações foram aplicadas a esta asseguração:

- Os princípios de Exatidão e Confiabilidade de dados foram verificados de forma amostral, exclusivamente à luz das informações e dados relacionados aos temas materiais apresentados no Relatório;

2 *International Standard on Assurance Engagements 3000 – Assurance Engagements other than Audits or Reviews of Historical Financial Information.*

CONTATO

https://certification.bureauveritas.com.br/fale-conosco/

São Paulo, 10 de junho de 2024.

Camila Chabar

Camila Pavão Chabar

Gerente Executiva de Sustentabilidade

Bureau Veritas Certification – Brasil

Marcia Konishi

Auditor-líder Assurance Sustainability Reports (ASR)

Bureau Veritas Certification – Brasil

Datasheet

Credits

Report Coordination
Júlia Moreira de Figueiredo

Report Working Group
Ana Luiza Vieira Franco
Débora Resende Castanheira
Mirna de Oliveira Faria
Tamires Alves Caetano de Castro
Maria Clara Loschi
Clara Santi
Luiza López de Oliveira Viana
Sara Marques Ferreira
Andreia Winkler
Camila Mariz Cruz Fonseca
Ana Flávia Guimarães

Branding
Júlia Mendes Côrrea
Carolina Mansur Pires
Thais Rezende

Communication Consulting
Loures

GRI Consulting (SEALL)
Gabriela Ferolla
Viviane Cesário Oliveira
Laura Campos
Daniela Carvalho

Design (SINTETIZO)
Agatha Martins
Ana Caroline de Sousa Oliveira
Débora Duque
Thaynna Oliveira

We would like to thank the other staff members who took part in this report.

inter&co

inter&co

2023 Annual Report

Pocket Version



ESG at Inter&Co

Inter&Co's Annual Report presents the company's results in generating shared value for its various stakeholder groups, contributing to advancement of the ESG agenda by strengthening the integration of governance, people, and environmental issues at the company and its purpose of unlocking possibilities for an intelligent financial life.

Strategic vision driven by technology and innovation

Looking beyond the horizon, we are excited about the prospects for 2024. We are focused on delivering the second year of our "60-30-30 Plan". Our ongoing quest to drive innovation and technology, which was even the most popular material topic in our stakeholder survey in 2023, will unlock even more possibilities for a smarter financial life for our customers.



João Vitor Menin
Inter&Co CEO

The Super App for your financial life

Inter&Co offers the Financial Super App: a powerful platform with integrated products and services, designed to meet the needs of the various moments in its customers' lives.

Through an unique and transformative ecosystem, Inter&Co **unlocks possibilities** for a **smart financial life.**


R$ 1.254,00
LOOP

Banking products

Banking
- Digital account
- Corporate account
- Pix
- Kids Account
- Credit card

Credit
- Pay order on credit
- Digital credit card
- Pix on credit
- Real Estate Credit
- Advance of FGTS
- Payroll Loan Credit
- More limit savings
- Vehicle financing
- Consortiums

Investments
- Investment platform
- Meu Porquinho ("My Piggybank")
- Investe Fácil ("Invest Easy")
- Savings
- Private pension

Non-banking products

Shopping & experiences
- Shopping
- Travel
- Duo Gourmet
- Recharge
- Shell Box
- Cell Phone Plans
- Gift Card
- Sustainable Living

Insurance
- Life insurance
- Pix Insurance
- More protected card
- Travel insurance
- Home insurance

Loop
- Exchange points for miles
- Exchange points for dollars
- Exchange points for a discount on your bill
- Exchange points for extra cashback
- Exchange points for cashback directly on your bill
- Exchange points for investments in Meu Porquinho ("My Piggybank")

Health
- Dental plan
- Pet health plan
- Telemedicine

Through the Financial Super App, Inter&Co's activities **transcend banking barriers** and reach the generation of **positive impact** on several fronts and for multiple audiences, for society, and the environment.

Download the full report

Finance

The year 2023 was the starting point for the 60-30-30 Plan* and **exceptional financial results** have already been achieved.

54%	8.1 billion	54.5%	30 million	5%
(+300bps YoY)	(+35% YoY)	(-18p.p YoY)	(+19% YoY)	(+5,1 p.p YoY)
Activation rate	**Total Gross Revenue**	**Efficiency Index**	**Total number of Customers**	**ROE**

*It is a five-year strategic plan that guides the entire company in its quest to reach 60 million customers, achieve an efficiency rate of 30%, and deliver a return on equity (ROE) of 30% by 2027.

New products

Launched with success and high customer adoption

Meu Porquinho ("My Piggybank")

The gateway for customers into the world of investments.

1.333.345

customers used the product

44%

of customers used Meu Porquinho ("My Piggybank") as their first investment with Inter&Co.



Loop

Inter&Co's points program that provides access to multiple benefits.

3.4 billion

points generated

5.4 million

active customers

Materiality

A compass of impact for the company, it defines the main financial, environmental, social, and governance risks and opportunities.

3rd Round of Feedback from Stakeholders 2023

8.261

stakeholders responded to the online survey

7.061

outside stakeholders

1.200

#SangueLaranjas (internal stakeholders)

+Internal *workshops*

+Interviews with *stakeholders*

10

material topics structured in the Double Materiality Matrix

Alignment with the SDGs

The SDG Radar reflects deployment of the priorities identified in the development of Double Materiality in the vision and language of the 2030 Agenda. The more relevant it is to Inter&Co, the more space the SDG has on the Radar.

Download the full report


inter&co



Innovation and Technology

We have revolutionized the financial market, simplifying and innovating in the offer of products and services

1st digital bank:

- to open an account 100% free of charge in Brazil
- to operate 100% in the cloud in Latin America
- to integrate marketplace, an investment and insurance platform, global account, and loyalty in the same app
- with a sustainable behavior section in its Super App in Brazil

The technological foundation of our business model allows us to continue to see beyond the horizon

79

artificial intelligence models implemented in the areas and processes of the business verticals

We deliver innovation and technology securely.

Number 1

in perceived security

According to Google's principality study (2023)

Fraud prevention enhanced with

30

Artificial Intelligence touch points

Governance

A culture of governance based on transparency, accountability, integrity, and corporate responsibility.

50%

of the Board of Directors is made up of independent members

Compliance and Integrity policies updated to reflect applicable US regulations.

Ethics channel available in Portuguese and English, 24 hours a day, seven days a week.

Obtainment of the Pro-Ethics Company seal (CGU) 2022-2023.

People

3.270

#SangueLaranjas incorporating the company's cultural guidelines into their work

- Feedback
- Focus
- Doing it together
- Spark

24.200

Hours dedicated to training

46,6%

Women in initial leadership positions

100%

Return to work after ending maternity and paternity leave

Download the full report

Society

From 2019 to 2023:

+R$16,4 million
in private social investment

+80
projects supported in Call for Volunteers

+120
social actions carried out

+950
volunteer participations in social actions

Financial Education

Inter&Co believes that through financial education it is possible to empower people to make responsible and intelligent decisions in their financial lives. The subject is worked on across the company.

Blog
98
articles

Social media
+3.6
million views

Podcast Mil Contra
+260
thousand views

Internal Tools and Initiatives

Personalized Customer Service Journey
guides risk mitigation strategies according to different customer profiles.

Governance for Financial Education
through a Working Group (WG) that is developing the Financial Education Policy

Planet

97%
more eco-efficient on average when compared to the big traditional players

-98%
water consumption

-97%
carbon emission

-97%
energy consumption

Our business model is aligned with a low-carbon economy and we are constantly reinforcing this commitment.

Strategic partnerships

AWS has been offering Inter&Co's cloud infrastructure since 2018. Through AWS Graviton, Inter&Co has achieved better technology performance, significant cost savings, and 60% less energy consumption.

Measure to act

Since 2019, our GHG Emissions Inventories have been recognized with the Gold Seal (GHG Protocol). Since 2019, we have been offsetting our GHG emissions by purchasing certified carbon credits


GHG Protocol
2022
Inventário Verificado

Download the full report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTER & Co, INC.

By:	/s/	Rafaela de Oliveira Vitoria
	Name:	Rafaela de Oliveira Vitoria
	Title:	Investor Relations Officer

Date: June 27, 2024